UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

CONSOLIDATED BALANCE SHEETS

	At december 31, 2005 y 2004

ASSETS	2005	2004
	ThUS$	ThUS$

TOTAL CURRENT ASSETS	527,287	472,228

Cash & banks	11,987	13,126
Time deposits	82,906	44,139
Marketable securities (net) (note 4)	2,424	1,265
Trade accounts receivable (net)(note 5)	100,072	109,453
Notes receivable (net) (note 5)	13,165	8,771
Sundry debtors (net) (note 5)	20,371	26,288
Notes & accounts receivable from related companies (note 6)	5,296	9,290
Inventories (net) (note 7)	222,465	196,445
Recoverable taxes (note 8)	53,222	49,729
Prepaid expenses	10,341	10,475
Deferred taxes (note 8)	2,138	2,673
Other current assets (note 9)	2,900	574

PROPERTY, PLANT AND EQUIPMENT (note 10)	1,455,997	1,410,209

Land	132,130	126,217
Buildings & infrastructure	224,661	220,158
Machinery & equipment	824,958	809,598
Other fixed assets	641,686	579,028
Technical reappraisal of property, plant and equipment	7,390	7,390
Less: Accumulated depreciation	-374,828	-332,182

TOTAL OTHER ASSETS	-17,363	2,578

Investments in unconsolidated affiliates (note 11)	4,060	3,340
Investments in foreign subsidiaries	207	176
Goodwill (net) (note 12)	1,249	2,040
Negative goodwill (net) (note 12)	-53,460	-44,959
Long-term receivables (note 5)	4,901	5,779
Notes and accounts receivable from related companies – long term (note 6)	0	597
Intangible assets	122	122
Amortization (less)	-22	-18
Others (note 13)	25,580	35,501

TOTAL ASSETS	1,965,921	1,885,015

76 | ANNUAL REPORT 2005 MASISA

	At december 31, 2005 y 2004

LIABILITIES AND SHAREHOLDERS EQUITY	2005	2004
	ThUS$	ThUS$

TOTAL CURRENT LIABILITIES	475,767	233,104

Short- term bank borrowings (note14)	115,121	48,791
Current portion of long term bank borrowings (note14)	76,032	62,697
Current portion of bonds and promissory notes (note 16)	185,286	25,034
Current portion of other long-term borrowings	1	111
Dividends payable	323	242
Accounts payable	52,441	55,120
Notes payable	881	557
Sundry creditors	1,406	2,640
Notes & accounts payable to related companies (note 6)	3,450	5,830
Provisions (note17)	21,574	17,910
Withholdings	11,324	6,509
Income tax (note 8)	7,455	5,108
Unearned income	231	2,547
Other current liabilities	242	8

TOTAL LONG-TERM LIABILITIES	333,806	533,941

Long-term bank obligations (note 15)	135,524	190,185
Bonds and promissory notes (note 16)	137,961	294,685
Long- term Sundry creditors	244	357
Long- term Provisions (note 17)	1,418	631
Deferred taxes (note 8)	38,694	31,152
Other long-term liabilities (note 19)	19,965	16,931
MINORITY INTEREST (note 20)	60,116	339,831

TOTAL SHAREHOLDERS EQUITY	1,096,232	778,139

Paid in capital (note 21)	769,834	583,739
Other reserves (note 21)	188,477	122,643
Retained earnings (sum 5.24.51.00 to 5.24.56.00)	137,921	71,757
Reserve future dividends (note 21)	51,424	0
Accumulated gains (note 21)	60,128	14,979
Net income (loss) for the year (note 21)	26,369	56,778

TOTAL LIABILITIES & SHAREHOLDERS EQUITY	1,965,921	1,885,015

ANNUAL REPORT 2005 MASISA | 77

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,

	2005	2004
	ThUS$	ThUS$

OPERATING RESULTS	81,898	95,117

GROSS MARGIN	194,492	189,222

Net Sales	743,993	651,000
Cost of sales (less)	-549,501	-461,778
Administrative & selling expenses (less)	-112,594	-94,105

NON-OPERATING RESULT	-50,986	-14,535

Financial income	3,939	1,920
Share on income (loss) form unconsolidated affiliates	720	1,333
Other non-operating income (note 22)	2,799	46,265
Amortization goodwill (less) (note 12)	-791	-792
Financial expenses (less)	-38,756	-39,294
Other non-operating expenses (less) (note 22)	-8,489	-20,780
Foreign exchange (losses) gains (note 23)	-10,408	-3,187

INCOME BEFORE INCOME TAX & EXTRAORDINARY ITEMS	30,912	80,582

INCOME TAX (note 8)	-13,621	-11,728
INCOME (LOSS) BEFORE MINORITY INTEREST AND INCOME TAX (EXPENSE) BENEFIT	17,291	68,854
MINORITY INTEREST (note 20)	5,690	-15,401

NET INCOME	22,981	53,453

Amortization of negative goodwill (note 12)	3,388	3,325

NET INCOME FOR THE YEAR	26,369	56,778

78 | ANNUAL REPORT 2005 MASISA

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,

	2005	2004
	ThUS$	ThUS$

NET CASH PROVIDED BY OPERATING ACTIVITIES	103,762	49,824

Collection of trade receivable	879,940	733,997
Financial revenues received	2,592	2,196
Other income received (note 25)	31,001	20,939
Payments to suppliers and employees (less)	-748,178	-650,495
Interest paid (less)	-27,764	-31,525
Income taxes paid (less)	-11,550	-6,897
Other expenses paid (less)	-4,305	-3,133
VAT and other taxes paid (less)	-17,974	-15,258

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	36,610	-86,176

Proceeds form sale of common shares	75,383	0
Borrowings from banks and other	125,121	138,894
Other loans received from related companies	1,396	0
Other sources of financing	0	2
Dividend payments (less)	-52,111	-1,809
Loan repayments (less)	-82,901	-211,874
Payments of bonds (less)	-26,594	-9,000
Payment of loans from related companies (less)	-71	-2,262
Payment of share issue and placement costs (less)	-3,613	0
Other financing activities (less)	0	-127

NET CASH FROM OPERATING, FINANCING AND INVESTMENT ACTIVITIES	-101,044	60,296

Proceeds from sales of property, plant and equipment	2,193	77,707
Other investment income	0	28,736
Acquisition of fixed assets (less)	-67,289	-42,362
Payment of capitalized interest (less)	-5,877	-3,703
Permanent investments (less)	-29,890	0
Other loans to related companies (less)	0	-82
Other investment disbursements (less)	-181	0

NET TOTAL CASH FROM OPERATING, FINANCING AND INVESTING ACTIVITIES	39,328	23,944

INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	0	-29

NET INCREASE IN CASH AND CASH EQUIVALENTS	39,328	23,915

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEARS (note 25)	58,530	34,615

CASH AND CASH EQUIVALENTS AT END OF YEAR	97,858	58,530

ANNUAL REPORT 2005 MASISA | 79

RECONCILIATION OF NET INCOME TO NET CASH

	For the years ended December 31,

	2005	2004
	ThUS$	ThUS$

Net income (loss)	26,369	56,778
Gains on sales of asset	-60	-44,300
Loss on sale of fixed assets	-767	-44,284
Gain on sale of investments (less)	0	-16
Loss on the sale of other assets	707	0

Charges (Credits) to income not representing cash flows	87,599	85,813

Depreciation for the year	50,952	48,618
Amortization of intangible assets	874	808
Write-offs & provisions	3,085	16,398
Share of income from unconsolidated affiliates	-720	-1,333
Amortization of goodwill	791	792
Amortization of negative goodwill (less)	-3,388	-3,325
Foreign exchanges losses (net)	10,408	3,187
Other credits to income not representing cash flows (less)	-30	-2,141
Other charges to income not representing cash flows	25,627	22,809

Changes in assets affecting cash flows (increase) decrease	-15,139	-69,890

Trade accounts receivable	8,034	-32,682
Inventories	-25,363	-35,053
Other assets	2,190	-2,155

Changes in liabilities affecting cash flows –increase (decrease)	10,683	6,022

Accounts payable relating to operating income	5,572	-1,349
Interest payable	-3,160	3,309
Income taxes payable (net)	5,467	1,967
Other accounts payable related to non-operating result	332	-1,048
Value added and other taxes payable (net)	2,472	3,143
Profit (Loss) of the minority interest	-5,690	15,401

NET CASH PROVIDED BY OPERATING ACTIVITIES	103,762	49,824

80 | ANNUAL REPORT 2005 MASISA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: INSCRIPTION IN THE SECURITIES REGISTER

The extraordinary shareholders’ meeting of the former Te-rranova S.A., held on April 13, 2005, agreed and approved the merger by incorporation of the former Masisa S.A., acquiring all its assets and liabilities and succeeding it in all its rights and obligations. All the shareholders and equity of the absorbed company were thus incorporated, and the company then dissolved. The merger took effect for accounting and financial purposes on January 1, 2005, for which the unconsolidated financial statements at Decem-ber 31, 2004 have been used.

The Company booked the acquisition of the former Masisa S.A. in accordance with regulations contained in Bulletin 72 of the Chilean Institute of Accountants, using the unification of interest method.

It was also agreed to replace the Company’s name “Terra-nova S.A.” by that of “Masisa S.A.”.

Masisa S.A. is an open corporation whose shares are listed on the stock market. It was inscribed in the Securities Register with the number 0825 on March 24, 2004 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance and the United States Securities and Exchange Commission.

The extraordinary shareholders’ meeting held on April 13, 2005 resolved to modify the objects of the former Terra-nova S.A. in order to include the objects of the former Masisa S.A., replacing the third clause of its bylaws with the following:

The objects of the Company are:

a) The forestation or reforestation of own or third-party land preferably suitable for forestry.

b) The management, harvesting or exploitation of native or planted forests.

c) The industrialization and transformation of timber, including the manufacture of wood-particle boards in all the forms and ways that technology permits.

d) The sale in Chile and abroad of all kinds of own or third-party forestry, wood and wood particle products.

e) The purchase, sale, distribution, import and export, for its own or third-party’s account, of all kinds of wood and forestry, and livestock and agricultural, resources and products, and all kinds of machinery, equipment, vehicles, spares, raw materials and inputs for the timber industry and agricultural, forestry and livestock activities.

f) Invest capital in forestry or agricultural businesses and in companies related to these, and to form, constitute, participate, modify and manage companies of any kind that exploit the above activities or businesses.

g) The purchase, sale, investment and carrying out of all kinds of transactions related to shares, commercial paper, securities, currencies or foreign exchange, bonds, debentures, mortgage-funding notes, derivative instruments and any other investment security or instrument in the capital markets.

h) The acquisition, disposal and carrying out of transactions related to real estate or property rights.

i) Provide management services in technical advisories, financial, legal and other matters and coordinate the management of companies in which it is a shareholder or partner.

ANNUAL REPORT 2005 MASISA | 81

NOTE 2: SIGNIFICANT ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

The consolidated financial statements cover the years ended December 31, 2005 and 2004.

b) Preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the instructions of the Superintendency of Securities and Insurance. In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

c) Presentation

These financial statements are presented in United States dollars. The figures for the previous year are not therefore restated for comparison purposes.

Certain reclassifications have been made in 2004 for a better interpretation of these financial statements.

d) Consolidation

These consolidated financial statements comprise the assets, liabilities, results and cash flows at each year-end of the Parent company and its consolidated subsidiaries. The effects of transactions and unrealized results between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority Interest.

e) Price-Level Restatements

The indirect subsidiaries that maintain their books in pesos have restated their financial statements to reflect the effects of variations in the purchasing power of the local currency during each year. For this, it has applied current principles that state that non-monetary assets and liabilities should be restated against income. The restatement rate used was the Consumer Price Index as published by the National Institute of Statistics, with a one-month time lag, which showed a change of 3.6% in 2005 (2.5% in 2004).

f) Currency translation

The Parent company and its direct subsidiaries are authorized to keep their accounts in United States dollars. The dollar is used as the common unit of account so the balances of assets and liabilities in different currencies have been expressed in US dollars at the exchange rates at the end of each year. Exchange differences are charged/credited to income.

At December 31, 2005 and 2004, the principal exchange rates against the US dollar were:

	2005	2004
	per US dollar	per US dollar

Chilean peso	512.5000	557.4000
Brazilian reais	2.3364	2.6540
Venezuelan bolivars	2,150.0000	1,920.0000
Argentine peso	3.0250	2.9790
Colombian peso	2,284.2200	2,389.7500
Mexican peso	10.6108	11.2180
Euro	0.847	0.733
Unidad de Fomento	0.0285	0.0322

82 | ANNUAL REPORT 2005 MASISA

g) Time deposits and Marketable securities

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the end of the year. Marketable securities relate to investments in mutual funds units shown at their respective redemption values at the year-end.

h) Inventories

• Products being processed and finished products are shown at their production cost, under the cost-by-absorp-tion method.

• Forests are shown at the forestry appraisal value of the plantations that are expected to be harvested during the following year.

• Wood pieces, pulp wood and native wood are shown at average production cost or at cost, as the case may be.

• Materials, spares, supplies, etc at their average cost acquisition.

• Imports in transit at cost acquisition.

The value of the inventories does not exceed their net estimated realization or replacement value, as the case may be.

It is the Company’s policy to make allowances for the obsolescence of materials and spares and for the reduced value of finished products when they show certain aspects like:

• Replacement of old machinery or spares for unused machines.

• Little alternative use of materials or spares with a low stock turnover.

• Possible loss of commercial value of finished products due to deterioration in lengthy storage,

as compared to the standards demanded by the market.

i) Estimate of doubtful accounts

The Company’s policy is to make allowances for all accounts in judicial recovery and specific allowances for accounts outstanding.

j) Fixed Assets

FOREST PLANTATIONS

Forest plantations are valued in accordance with the technical appraisal made by forestry engineers. Any incremental value so determined over the book value, that includes the financing cost during the growth period, has been credited to Forest reserve in Shareholders’ equity. The appraisal values have been determined on the basis of a formation cost value for young plantations and the estimated commercial value of standing timber for adult plantations.

The harvesting age for establishing these criteria depends on the natural growth rates of plantations in each country.

Plantations expected to be harvested during the following year, based on a production plan, are shown in Inventories in Current assets.

Fixed assets, excluding plantations

Fixed assets are shown at their cost of acquisition or construction or at their technical appraisal value, as the case may be, which includes financing costs during the construction period and the principal renovations or improvements. Maintenance and repair costs are charged to income in the year in which they are incurred.

Relatively expensive spares are depreciated over the expected useful lives of the associated principal assets, while those that are consumed periodically are charged to production costs as soon as they are utilized.

Fixed assts that are temporally not in use at the year-end have been shown in other fixed assets.

Unused fixed assets that are disposable have been classified in other assets and are shown at their estimated realization value.

ANNUAL REPORT 2005 MASISA | 83

TECHNICAL APPRAISAL

The technical appraisals were made in the form and periods set out in Circulars 1529, 1571 and 428 of the Superintendency of Securities and Insurance. No other technical appraisals have been booked.

k) Depreciation of fixed assets

Fixed assets, excluding the plantations, are depreciated under the straight-line method over the estimated useful lives of the assets.

l) Leased assets

Assets acquired under financial leases are shown at the present value of the agreement, after discounting the value of the periodic installments and the purchase option at the interest rate implicit or explicit in the respective agreement. The respective obligation is shown in its short and long-term portions, net of non-accrued interest. These assets are not legally owned by the company until it has exercised its respective purchase option and meanwhile the company may not freely dispose of them. They are shown in other fixed assets.

m) Intangible assets

The Company’s intangible assets, mainly water rights, are shown at their cost and are being amortized over a period of 40 years, as established in Technical Bulletin 55 of the Chilean Institute of Accountants.

n) Investments in related companies

Investments in unconsolidated related companies are shown at their proportional equity value, determined on the basis of their respective financial statements at the end of each year.

Foreign investments are adjusted to accounting principles generally accepted in Chile and translated to the company’s functional currency, as required by Technical Bulletin 64 of the Chilean Institute of Accountants.

Investments in indirect Chilean related companies that maintain their accounts in Chilean pesos are controlled in that currency and expressed in US dollars at the end of each year. Valuation differences due to translation to dollars not arising from the business are adjusted through the equity account Reserve for Translation Difference in Other reserves.

ñ) Goodwill and negative goodwill

This represents the difference between the acquisition cost and proportional equity value of the investment at the time of purchase. These differences are amortized over the term indicated in the Note - Goodwill and negative goodwill.

o) Financial transactions under resale agreements

Purchases of securities under resale agreements are shown at their present value calculated using the discount rate used for determining the price of each instrument at the time of its acquisition, and are shown in Current assets under Other assets.

p) Bonds payable

These relate to the placement of bonds in Chile by the Company and its foreign subsidiary Masisa Overseas Ltd. These are valued at their initial face value plus indexation and interest accrued to the end of the year. The difference between the initial face value and the placement value is shown as a deferred asset which is being amortized on a straight-line basis over the term of the obligation.

q) Income tax and deferred taxes

The Company and its subsidiaries have recognized for income tax in accordance with current tax legislation

The effects of deferred taxes resulting from timing differences between the financial and tax balance sheet are shown taking into account the tax rate current at the estimated time of reversal, as established in Technical Bulletin 60 of the Chilean Institute of Accountants. The effects of deferred taxes at the time of the implementation of that bulletin (January 2000) and not previously recognized, have been deferred and are being amortized against income over the estimated term for the reversal of the item originating the timing difference.

The Forest Reserve is shown net of deferred taxes, in accordance with Technical Bulletin 69 of the Chilean Institute of Accountants.

84 | ANNUAL REPORT 2005 MASISA

r) Severance payments

Provisions are made for the severance payments that the Company has to pay in any event under individual or group work contracts, according to the present value of the benefit using the accrued cost method, with an annual discount rate of 6% and a permanence ratio in line with years of service with the Company.

s) Sales

Sales are recorded at the time of the transfer of the goods or provision of services and relate to sales of products made by the Company and third parties. Sales prices are determined by conditions in the destination markets and are shown net of related taxes, price discounts and other things that directly affect their determination.

t) Derivative contracts

The Company has interest rate and currency swap contracts with financial institutions. These were defined as hedging of forecasted transactions and are shown as established in Technical Bulletin 57 of the Chilean Institute of Accountants.

The fair value of these instruments has been shown in other assets or other liabilities depending on whether they are receivable from or payable to the respective financial institution.

The gains corresponding to outstanding contracts of existing items have been shown in other liabilities and the results realized have been taken to financial expenses or Exchange differences, depending on the nature of the swap hedge.

In those cases where it is confirmed that the hedge taken was ineffective, the contracts have been treated as investment instruments.

u) Computer software

The software currently used by the company was acquired from SAP Chile S.A. and consists of the SAP R/3 system, version 4.6 C, which is being amortized over 4 years.

v) Research and developments costs

Research and development costs are charged to income in the year in which they are incurred. The Company has made no significant disbursements in this respect since its creation.

w) Statement of cash flows

Cash and cash equivalents are considered to be its low-risk, short-term investments made as part of its normal cash management and which can be quickly converted into known amounts of cash, with the intention to make such conversion within 90 days.

Cash flows from operating activities include all such cash flows related to the Company’s business, including interest paid and received, dividends received and in general all those flows that are not otherwise defined as related to investment or financing. The operating concept used in this statement is broader than that used in the Statement of income.

x) Share issue costs

In accordance with the instructions given in Circular 1370 of the Superintendency of Securities and Insurance and its later modification (Circular 1736), share issue and placement costs were shown in an account called “Share issue and placement costs”, deducted from Reserves in Shareholders’ equity.

ANNUAL REPORT 2005 MASISA | 85

Tax No	Company	Percentage Holding

		12-31-2005			12-31-2004

		Direct	Indirect	Total	Total

99537270-3	INVERSIONES INTERNACIONALES TERRANOVA S.A.	60.0000	0.0000	60.0000	60.0000
92257000-0	MASISA S.A. (ANTIGUA)	0.0000	0.0000	0.0000	52.4340
81507700-8	FORESTAL TORNAGALEONES S.A.	94.9061	0.0000	94.9061	31.6980
79959070-0	MASISA INVERSIONES LIMITADA	99.9973	0.0027	100.0000	52.4340
79616940-0	MASISA CONCEPCION LIMITADA	0.0100	99.9900	100.0000	52.4340
79554560-3	INVERSIONES CORONEL LIMITADA	99.9842	0.0158	100.0000	52.4340
77790860-K	MASISA PARTES Y PIEZAS LIMITADA	99.8000	0.2000	100.0000	52.4340
0-E	MASISA OVERSEAS LTD.	100.0000	0.0000	100.0000	52.4340
0-E	MADERAS Y SINTETICOS DEL PERÚ S.A.C.	99.0114	0.8897	99.9011	52.3820
0-E	MASISA USA, INC	25.1200	44.9280	70.0480	70.0480
0-E	MADERAS Y SINTETICOS SERVICIOS S.A. DE C.V.	1.0000	99.0000	100.0000	52.4340
0-E	MASISA ECUADOR S.A.	0.1000	99.9000	100.0000	52.4340
0-E	MASISA DO BRASIL LTDA.	0.0010	99.9990	100.0000	52.4340
0-E	MADERAS Y SINTETICOS MEXICO S.A. DE C.V.	0.0002	99.9998	100.0000	52.4340
0-E	TERRANOVA PANAMA S.A.	0.0000	60.0000	60.0000	60.0000
0-E	TERRANOVA DE VENEZUELA S.A.	0.0000	60.0000	60.0000	60.0000
0-E	COFORVEN S.A.	0.0000	99.9500	99.9500	99.9500
0-E	FORESTAL TERRANOVA MEXICO S.A. DE C.V.	0.0000	59.9940	59.9940	59.9940
0-E	COR.FORESTAL GUAYAMURE C.A.	0.0000	51.0000	51.0000	51.0000
0-E	MASISA MADEIRAS LTDA.	0.0000	59.9940	59.9940	59.9940
0-E	MASISA COLOMBIA S.A.	0.0000	59.9940	59.9940	59.9940
0-E	COR.FORESTAL IMATACA C.A.	0.0000	60.0000	60.0000	60.0000
0-E	ANDINOS C.A.	0.0000	60.0000	60.0000	60.0000
0-E	FORESTAL ARGENTINA S.A.	0.0000	47.5480	47.5480	15.8810
0-E	MASISA ARGENTINA S.A.	0.0000	100.0000	100.0000	52.4340
0-E	FIBRANOVA C.A.	0.0000	60.0000	60.0000	60.0000
0-E	MASNOVA S.A,	0.0000	80.0000	80.0000	56.2170

NOTE 3: ACCOUNTING CHANGES

During the year ended December 31, 2005, no changes have been made in the application of accounting principles, nor any relevant changes made to any accounting estimate or changes relating to the previous year that might signifi-cantly affect an interpretation of these financial statements.

NOTE 4: MARKETABLE SECURITIES

Instruments	Book Value

	12-31-2005	12-31-2004

	ThUS$	ThUS$

Mutual fund units	2,424	1,265

Total Marketable Securities	2,424	1,265

NOTE 5: SHORT AND LONG-TERM DEBTORS

The detail of the Company’s Trade accounts receivable, by country, is as follows:

	2005	2004
	ThUS$	ThUS$

Chile	25,628	22,712
Venezuela	7,578	2,583
Brasil	15,924	23,218
Argentina	4,419	11,246
México	24,706	31,311
Colombia	3,441	2,530
United States	15,601	13,360
Ecuador	1,698	1,630
Peru	1,077	863

Total	100,072	109,453

86 | ANNUAL REPORT 2005 MASISA

SHORT AND LONG TERM DEBTORS (ThUS$)
ACCOUNT	CURRENT							Long Term

	Up to 90 days		90 days to 1 year		Sub total	Total Current (net)

	12-31-2005	12-31-2004	12-31-2005	12-31-2004	12-31-2005	12-31-2005	12-31-2004	12-31-2005	12-31-2004

Trade accounts receivable	92,231	95,411	12,136	14,042	104,367	100,072	109,453	1,101	656
Est.doubtful accounts					4,295
Notes receivabler	11,717	7,304	2,440	1,467	14,157	13,165	8,771	0	1,381
Est.doubtful accounts					992
Sundry debtors	14,328	18,357	6,349	7,931	20,677	20,371	26,288	3,800	3,742
Est.doubtful accounts					306

			Total long-term debtors					4,901	5,779

NOTE 6: BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

Accounts receivable from unconsolidated related companies relate principally to financing granted to subsidiaries for their business activities. These are denominated in US dollars and in some cases accrue interest at LIBOR for 180 days plus a market spread for similar transactions.

Payment terms are conditioned to the cash generation of each company.

Accounts receivable and payable of a business nature are subject to usual market conditions and terms.

NOTES AND ACCOUNTS RECEIVABLE (ThUS$)

Tax No.	Company	Short	Term	Long	Term

		12-31-2005	12-31-2004	12-31-2005	12-31-2004

96626060-2	FORESTAL RIO CALLE CALLE S.A.	0	3	0	597
0-E	OXINOVA C.A	4,862	8,564	0	0
0-E	PLYCEM CONSTRUSISTEMAS COSTA RICA S.A.	140	373	0	0
0-E	PLYCEM CONSTRUSISTEMAS HONDURAS	112	51	0	0
0-E	PLYCEM CONSTRUSISTEMAS EL SALVADOR	55	49	0	0
0-E	PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	117	160	0	0
0-E	PLYCEM CONSTRUSISTEMAS NICARAGUA	10	90	0	0

TOTAL		5,296	9,290	0	597

NOTES AND ACCOUNTS PAYABLE (ThUS$)

Tax No.	Company	Short	Term	Long	Term

		12-31-2005	31-12-2004	12-31-2005	12-31-2004

0-E	OXINOVA C.A	3,033	5,830	0	0
0-E	TEK BOARD OVERSEAS INC. AMANCO	417	0	0	0

TOTAL		3,450	5,830	0	0

ANNUAL REPORT 2005 MASISA | 87

TRANSACTIONS (ThUS$)

Company	Tax No.	Relationship	Transaction	12-31-2005		12-31-2004

				Amount	Effect on	Amount	Effect on
					results		results
					(charge)/		(charge)/
					credit)		credit)

FORESTAL RIO CALLE CALLE S.A	96626060-2	ASSOCIATE	ASSOCIATE	0	0	34	34
OXINOVA C.A	0-E	ASSOCIATE	ASSOCIATE	82	82	72	72
OXINOVA C.A	0-E	ASSOCIATE	ASSOCIATE	18,230	-18,230	17,655	-17,655
OXINOVA C.A	0-E	ASSOCIATE	ASSOCIATE	0	0	1	1
OXINOVA C.A	0-E	ASSOCIATE	ASSOCIATE	0	0	20	20
OXINOVA C.A	0-E	ASSOCIATE	ASSOCIATE	14	14	12	12
PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	0-E	COMMON PARENT	COMMON PARENT	278	106	268	88
PLYCEM CONSTRUSISTEMAS COSTA RICA S.A.	0-E	COMMON PARENT	COMMON PARENT	798	279	721	238
PLYCEM CONSTRUSISTEMAS HONDURAS S.A.	0-E	COMMON PARENT	COMMON PARENT	0	0	58	19
PLYCEM CONSTRUSISTEMAS NICARAGUA S.A.	0-E	COMMON PARENT	COMMON PARENT	82	29	163	54
PLYCEM CONSTRUSISTEMAS EL SALVADOR S.A.	0-E	COMMON PARENT	COMMON PARENT	95	35	317	105

NOTE 7: INVENTORIES

Inventories at December 31, 2005 and 2004 comprise:

	2005	2004

	ThUS$	ThUS$

Standing timber	30,857	33,821
Finished products & in process	114,658	105,292
Products for resale	26,870	17,345
Raw materials, materials & spares	50,080	39,987

TOTAL	222,465	196,445

At December 31, inventories are shown net of allowances for obsolescence of ThUS$2,489 (ThUS$4,061 in 2004) and allowances for the reduced value of inventories of ThUS$2,887 (ThUS$1,437 in 2004).

NOTE 8: DEFERRED TAXES AND INCOME TAXES

a) Income tax

At December 31, 2005 the Parent company made no provision for income tax as it has total accumulated tax losses of ThUS$ 292,235 (ThUS$ 293,204 at December 31, 2004).

Provisions for income tax made by the subsidiaries during 2005 are as follows, detailed by country:

Country	ThUS$

Argentina	3,493
Mexico	1,333
Chile	1,285
Colombia	894
Ecuador	124
Peru	178
Venezuela	148

Total	7,455

88 | ANNUAL REPORT 2005 MASISA

b) Deferred taxes

As required by Technical Bulletins 60, 68, 69 and 71 of the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company showed deferred taxes arising from timing differences, tax losses and other events that create differences between the accounting and tax treatment of assets and liabilities, shown in the following table.

The table also shows the charges or credits to income for each year for deferred taxes and income tax.

As a result of the merger in 2003 and as the companies absorbed (Andinos S.A., Sociedad Forestal Millalemu S.A. and Forestal Terranova S.A.) recorded un-distributed taxed earnings in previous years, a right arose to recover proportionately the tax paid on those earnings, which are absorbed by the Company’s current accumulated tax losses.

Based on the above, the amount shown for this concept at December 31, 2005 is ThUS$ 15,158 (ThUS$ 11,681 in 2004) and is shown in Recoverable taxes.

Recoverable taxes	2005	2004

	ThUS$	ThUS$

Monthly tax prepayments	4,944	5,554
Provisional payment of absorbed	15,158	11,681
earnings
VAT fiscal credit	24,679	24,916
Donations	54	48
Training expenses	372	216
Other credits	8,015	7,314

Total	53,222	49,729

DEFERRED TAXES

Item	12-31-2005				12-31-2004

	Deferred Tax Assets		Deferred Tax Liabilities		Deferred Tax Assets		Deferred Tax Liabilities

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Timing Differences

Allowance for doubtful accounts	1,173	0	0	0	723	647	0	0
Unearned income	0	130	0	0	0	0	0	0
Provision for vacations	656	0	0	0	509	0	0	0
Leased assets	0	0	0	0	0	19	0	0
Manufacturing expenses	0	0	1,115	0	0	0	1,013	2,901
Depreciation fixed assets	0	0	0	31,769	0	0	0	27,975
Severance payments	18	0	0	6	0	0	0	6
Other events	1,231	2,444	18	228	1,828	1,138	63	555
Allowance for obsolescence	340	0	0	0	282	99	0	0
Prepaid expenses	0	0	130	283	0	0	149	413
Unrealized income	0	346	422	0	191	135	0	178
Tax losses	504	107,762	0	0	1,207	123,604	0	0
Capitalized financing costs	0	0	0	7,021	0	0	486	2,111
Allowance for board line	0	1.049	0	0	0	1,528	0	0
Prepaid plantation expenses	0	0	64	17,730	0	0	394	17,883
Forest reserve	0	0	0	48,682	0	0	0	43,771
Complementary accounts –net of	35	1,469	0	28,584	29	1,456	67	29,940
amortization
Valuation allowance	0	71,821	0	0	0	91,013	0	0

Total	3,887	38,441	1,749	77,135	4,711	34,701	2,038	65,853

ANNUAL REPORT 2005 MASISA | 89

INCOME TAXES (ThUS$)

Item	12-31-2005	12-31-2004

Current tax charge (provision for tax)	-11,240	-6,117
Tax charge adjustment (previous year)	-954	-987
Effect on deferred tax assets or liabilities for the year	-4,371	-1,418
Tax credit for tax losses	-16,545	-20,420
Amortization of deferred tax complementary asset & liability accounts	-1,442	-3,173
Deferred tax assets or liabilities arising from valuation allowances	19,192	22,008
Other charges or credits	1,739	-1,621

Total	-13,621	-11,728

NOTE 9: OTHER CURRENT ASSETS

These comprise the following:

	2005	2004

	ThUS$	ThUS$

Derivative transactions (*)	385	372
Resale agreements	541	-
Own-issued shares (**)	1,842	-
Others	132	202

Total	2,900	574

(*) Relate to the compensation of investment derivative contracts.
(**) Relates to the balance of own-issued shares bought from shareholders who exercised their right to withdraw at the time of the merger between the former Masisa S.A. and the former Terranova S.A.

90 | ANNUAL REPORT 2005 MASISA

NOTE 10: FIXED ASSETS

The fixed assets are valued as described in Note 2 j) and comprise the following:

	2005			2004

	Book Value ThUS$	Accum. Deprecn. ThUS$	Net Fixed Assets ThUS$	Book Value ThUS$	Accum. Deprecn. ThUS$	Net Fixed Assets ThUS$

Land	132,130	-	132,130	126,217	-	126,217
Buildings & infras,	224,661	(67,469)	157,192	220,158	(58,799)	161,359
Machinery & equipt,	824,958	(262,286)	562,672	809,598	(233,217)	576,381
Other Fixed Assets	641,686	(40,795)	600,891	579,028	(35,918)	543,110
Plantations	564,236	-	564,236	505,083	-	505,083
Furniture & fittings	20,791	(18,391)	2,400	21,756	(17,461)	4,295
Works in progress	16,378	-	16,378	13,852	-	13,852
Other fixed assets	40,281	(22,404)	17,877	38,337	(18,457)	19,880
Incremental value
Technical appraisal	7,390	(4,278)	3,112	7,390	(4,248)	3,142
Land	2,671	-	2,671	2,671	-	2,671
Buildings & infras,	4,719	(4,278)	441	4,719	(4,248)	471

Total	1,830,825	(374,828)	1,455,997	1,742,391	(332,182)	1,410,209

Depreciation for the year:	2005	2004

	ThUS$	ThUS$

Effect on income

Cost of sales	46,065	43,302
Administration expenses	3,974	4,501
Non-operating result	652	575

Capitalized

Incremental value plantations	261	240

Total	50,952	48,618

The Company has made an allowance for adjusting the book value of one of its board lines as its business projections indicate that the line’s future cash flows would not cover the respective depreciation charges. This allowance is shown deducted from the related assets.

Plantations:

The book value includes the forest appraisals made by forestry engineers. This value is distributed among plantations under the heading of Fixed assets and standing timber classified as Inventories.

The Company and its subsidiaries in the forestry business have shown at the end of each year the incremental value of their forests and plantations, which is included in Forest plantations and credited to Forest reserve in Shareholders’ equity. This has been calculated by comparison with the valuation described in Note 2 j).

The increased value of fixed assets due to the real financing costs related to the plantations, as indicated in Note 2, amounted to ThUS$5,182 at December 31, 2005 (ThUS$4,363 in 2004). There was also a capitalization of exchange differences of ThUS$1,275 (ThUS$1,546 in 2004).

ANNUAL REPORT 2005 MASISA | 91

Forestry subsidies:

The forestry subsidies received by Masisa S.A. and subsidiaries are credits to forestry subsidies which is shown deducted from Plantations, and amounts to ThUS$5,686 at December 31, 2005 (ThUS$5,372 in 2004).

Temporarily unused fixed assets:

At December 31, 2005 and 2004, the Company has temporarily unused fixed assets at some of its plants. The Company makes allowances for these assets and their depreciation is shown in Other non-operating expenses.

NOTE 11: INVESTMENTS IN RELATED COMPANIES

In order to calculate the book value of the investments, unrealized income on transactions with associate companies has been eliminated.

The Company included in its investments during 2003, liabilities in Unidades de Fomento amounting to U.F. 1,108,969, in accordance with Technical Bulletin 64 of the Chilean Institute of Accountants, which generated an accumulated translation adjustment at December 31, 2005 of ThUS$12,553(ThUS$8,112 in 2004).

Closure of companies:

The subsidiaries Terranova C&R S.A. and Forestal Terrano-va Guatemala S.A., in Costa Rica and Guatemala respectively, were closed during 2004.

Sale of investments

- On June 10, 2005, the subsidiary Masisa Inversiones Ltd. sold to Puertos del Pacífico S.A. its complete shareholding in Inversiones Industriales S.A. for $10,000.

- On June 10, 2005, the subsidiary Inversiones Coronel Ltd. sold to Puertos del Pacífico S.A. its complete shareholding in Sociedad Forestal Calle Calle S.A. for US$1.

The valuation of these companies at their proportional equity value had been discontinued as their equities were negative; their results were therefore recognized up to the amount of the investment. The sale value was fully credited to income without producing any significant effect.

DETAIL OF INVESTMENTS (ThUS$)

Tax No.	Company	Country of origin	Invest. control currency	No. of shares	Percentage holding		Company equity		Result for the year

					31-12-2005	31-12-2004	31-12-2005	31-12-2004	31-12-2005	31-12-2004

0-E	OXINOVA S.A.	VENEZUELA	DOLLARS	1,963,564	49.00	49.00	8,285	6,816	1,493	2,720
99511350-3	INVERSIONES	CHILE	PESOS	100,000	50.00	50.00	0	0	0	0
	CALLE CALLE S.A.
0-E	COMERCIALIZADORA	VENEZUELA	DOLLARS	50	0.00	50.00	0	-237	0	0
	T&T S.A.
99505640-2	FORESTAL	CHILE	PESOS	0	0.00	9.00	0	0	0	0
	CALLE CALLE S.A.
96652640-8	INVERSIONES	CHILE	PESOS	0	0.00	50.00	0	0	0	0
	INDUSTRIALES S.A.

TOTAL

92 | ANNUAL REPORT 2005 MASISA

DETAIL OF INVESTMENTS (ThUS$) continuation

Fair value of equity		Result for the year at fair		Accrued results		VP / VPP		Result		Book value of the
		value						unrealized		investment

12-31-2005	12-31-2004	12-31-2005	12-31-2004	12-31-2005	12-31-2004	12-31-2005	12-31-2004	12-31-2005	12-31-2004	12-31-2005	12-31-2004

0	0	0	0	720	1,333	4,060	3,340	0	0	4,060	3,340
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0

						4,060	3,340	0	0	4,060	3,340

NOTE 12: GOODWILL AND NEGATIVE GOODWILL

Goodwill

The purchase of the subsidiary Masisa Cabrero S.A., ex-Fi-branova S.A., by the former Masisa S.A. generated goodwill which it is intended to amortize over a period of 20 years, taking into account the expected return of that subsidiary.

Negative goodwill

The purchase of 43.16% of the former Masisa S.A. by Forestal Terranova S.A. (company merged with the former Te-rranova S.A.) in July 2002 and of 0.544% in June 2003, generated a negative goodwill for the Company which it is intended to amortize over 15 years, taking into account that the assets of that company are mainly industrial and have an average useful life similar to that period.

The purchase by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in October 2003 of 40.00% of Terranova S.A. generated a negative goodwill which it is intended to amortize over 20 years.

The participation of the former Masisa S.A. in the capital increase of June 27, 2002 of Forestal Tornagaleones S.A., generated a negative goodwill which it is intended to amortize over 20 years.

On November 15, 2005, Masisa S.A. bought 9,987,400 shares, equivalent to 34.35% of Forestal Tornagaleones S.A., generating a negative goodwill that it is intended to amortize over the remaining period of 20 years originally set.

GOODWILL (ThUS$)

Tax No.	Company	12-31-2005		12-31-2004

		Amount amortized in the year	Balance goodwill	Amount amortized in the year	Balance goodwill

96623490-3	MASISA CABRERO S.A.	85	1,249	85	1,334
0-E	TERRANOVA FOREST PRODUCTS INC.	706	0	707	706

TOTAL		791	1,249	792	2,040

ANNUAL REPORT 2005 MASISA | 93

NEGATIVE GOODWILL (ThUS$)

Tax No.	Company	12-31-2005		12-31-2004

		Amount amortized in the year	Balance negative goodwill	Amount amortized in the year	Balance negative goodwill

81507700-8	FORESTAL TORNAGALEONES S.A.	163	13,480	100	1,754
92257000-0	MASISA S.A.	2,766	32,067	2,766	34,833
96802690-9	TERRANOVA S.A.	335	6,039	335	6,374
0-E	CORPORACIÓN FORESTAL GUAYAMURE C.A.	124	1,874	124	1,998

TOTAL		3,388	53,460	3,325	44,959

NOTE 13: OTHERS (ASSETS)

Other assets at December 31, 2005 and 2004 comprise the following:

	2005	2004
	ThUS$	ThUS$

Market value currency swaps	2,350	8,377
Market value interest rate swaps	20	1,026
Discount on bond placement	7,443	8,359
Bond issue & placement costs (Note 24)	2,416	3,020
Recoverable fees & taxes	463	786
Exploitation rights (1)	10,759	11,237
Judicial deposits	613	613
Others	1,516	2,083

TOTAL	25,580	35,501

(1) In May 1997, the subsidiary Terranova de Venezue-la S.A. prepaid the lease of a CVG-Proforca sawmill for US$ 10 million in order to enter the forestry business in Venezuela. As the lease of that sawmill was essential in the negotiation of the sale contract for 59,000 hectares of Caribbean-pine timber plantations and for entering the Venezuelan forestry business, the Company’s management classified the prepaid rental as a Forest exploitation right. This is being amortized based on the cubic meters (M3) of forestry product obtained from the forests of Terranova de Venezuela S.A. over 20 years (starting 1997), estimated at 13,168,000 M3.

Exploitation rights of Coforven S.A.:

During the year ended December 31, 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A. exploitation rights to 236,000 M3 of timber annually and a sawmill for ThUS$ 3,324. The exploitation rights are being amortized as a function of the volume of forestry products that the forests produce for supplying the plants. The accounting balance of goodwill relating to the investment in Coforven S.A. amounted to ThUS$987 at the time of purchase, which was included as part of the cost of the exploitation right, as Terranova de Venezuela S.A. is acquiring a significant part of the productive assets of Coforven S.A. The value of the assets and exploitation rights was transferred at reasonable market values and unrealized income was eliminated.

94 | ANNUAL REPORT 2005 MASISA

NOTE 14: BORROWINGS FROM BANKS AT SHORT TERM (ThUS$)

		CURRENCY OR INDEXATION UNIT

RUT	Bank	Dollars		Euros		Yen		Other foreign currencies		UF		Non-indexed Ch$		TOTAL

		12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

	Short term
	BANKBOSTON N.A.	23,143	0	0	0	0	0	0	0	0	0	0	0	23,143	0
	BANCO CORPBANCA	9,064	0	0	0	0	0	0	0	0	0	0	0	9,064	0
	BANCO DEL ESTADO DE CHILE	0	7,077	0	0	0	0	0	0	0	0	0	0	0	7,077
	BANCO DE CHILE	5,030	0	0	0	0	0	0	0	0	0	0	0	5,030	0
	BANCO DEL DESARROLLO	3,042	5,454	0	0	0	0	0	0	0	0	0	0	3,042	5,454
	CITIBANK N.A.	13,372	0	0	0	0	0	0	0	0	0	0	0	13,372	0
	ABN AMRO BANK	8,046	0	0	0	0	0	16	0	0	0	0	0	8,062	0
	WESTDEUTSCHE LANDESBANK	0	10,111	0	0	0	0	0	0	0	0	0	0	0	10,111
	BANCO BBVA	3,022	3,036	0	0	0	0	0	0	0	0	0	0	3,022	3,036
	HSBC BANK BRASIL S/A	0	3,615	0	0	0	0	0	0	0	0	0	0	0	3,615
	HSBC BANK USA	4,668	0	0	0	0	0	0	0	0	0	0	0	4.668	0
	BANCO ITAU	0	1,723	0	0	0	0	0	0	0	0	0	0	0	1,723
	BANCO MERCANTIL	0	0	0	0	0	0	16,339	1,306	0	0	0	0	16.339	1,306
	CORPBANCA VENEZUELA	0	0	0	0	0	0	0	7,657	0	0	0	0	0	7,657
	BANCO DE VENEZUELA S.A.	0	0	0	0	0	0	24,293	0	0	0	0	0	24.293	0
	BANCO ABN AMRO BANK	0	0	0	0	0	0	5,086	8,812	0	0	0	0	5.086	8,812
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0

	TOTAL	69,387	31,016	0	0	0	0	45,734	17,775	0	0	0	0	115,121	48,791

	Principal out-standing	68,800	30,912	0	0	0	0	45,456	17,558	0	0	0	0	114,256	48,470

	CURRENCY OR INDEXATION UNIT

	Dollars		Euros		Yen		Other foreign		UF		Non-indexed		TOTAL
							currencies				Ch$

	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Avge. annual interest rate	4.64%	15.52%					14.28%	3.01%

Percentage in foreign currency (%)	27.56
Percentage in local currency (%)	72.44

ANNUAL REPORT 2005 MASISA | 95

		CURRENCY OR INDEXATION UNIT

Tax No.	Bank	Dollars		Euros		Yen		Other foreign currencies		UF		Non-indexed Ch$		TOTAL

		12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

	Long term Current portion
97006000-6	BANCO DE CREDITO E	6,938	2,453	0	0	0	0	0	0	3,056	1,414	0	0	9,994	3,867
	INVERSIONES
97030000-7	BANCO DEL ESTADO DE CHILE	4,456	2,925	0	0	0	0	0	0	0	0	0	0	4,456	2,925
97053000-2	BANCO SECURITY	1,905	1,195	0	0	0	0	0	0	0	0	0	0	1,905	1,195
97023000-9	BANCO CORPBANCA	9,771	2,219	0	0	0	0	0	0	0	0	0	0	9,771	2,219
97039000-6	BANCO SANTANDER	5,900	10,624	0	0	0	0	0	0	0	0	0	0	5,900	10,624
96658480-7	RABOINVESTMENTS CHILE S.A.	833	3,106	0	0	0	0	0	0	0	0	0	0	833	3,106
97032000-8	BANCO BBVA	1,521	1,508	0	0	0	0	0	0	0	0	0	0	1,521	1,508
0-E	CORPBANCA VENEZUELA	0	0	0	0	0	0	718	0	0	0	0	0	718	0
0-E	ABN/CORP BANCA VZLA.	0	0	0	0	0	0	3,171	0	0	0	0	0	3,171	0
0-E	WESTDEUTSCHE LANDESBANK	2,960	2,945	0	0	0	0	0	0	0	0	0	0	2,960	2,945
0-E	SECURITY BANK	0	955	0	0	0	0	0	0	0	0	0	0	0	955
0-E	DRESDNER BANK	0	2,106	0	0	0	0	0	0	0		0	0	0	2,106
0-E	CITIBANK N.A.	0	67	0	0	0	0	0	0	0	0	0	0	0	67
0-E	COMERICA BANK	4,357	4,360	0	0	0	0	0	0	0	0	0	0	4,357	4,360
0-E	BANCO CHILE NEW YORK	4,410	4,399	0	0	0	0	0	0	0	0	0	0	4,410	4,399
0-E	THE BANK OF NOVA SCOTIA	7,996	4,045	0	0	0	0	0	0	0	0	0	0	7,996	4,045
0-E	RABOBANK NEDERLAND	2,571	1,299	0	0	0	0	0	0	0	0	0	0	2,571	1,299
0-E	KREDITANSTALT FUR	13,458	11,433	0	0	0	0	0	0	0	0	0	0	13,458	11,433
	WIEDERAUFBAU
0-E	BANCO ITAU BBA	2,011	4,000	0	0	0	0	0	0	0	0	0	0	2,011	4,000
0-E	HSBC BANK	0	1,000	0	0	0	0	0	0	0	0	0	0	0	1,000
0-E	HSBC BDES	0	628	0	0	0	0	0	0	0	0	0	0	0	628
0-E	BANK BOSTON	0	0	0	0	0	0	0	16	0	0	0	0	0	16
	Other	0	0	0	0	0	0	0	0	0	0	0	0	0	0

	TOTAL	69,087	61,267	0	0	0	0	3,889	16	3,056	1,414	0	0	76,032	62,697

	Principal out-standing	66,320	61,203	0	0	0	0	3,844	0	2,990	1,324	0	0	83,555	62,527

	CURRENCY OR INDEXATION UNIT

	Dollars		Euros		Yen		Other foreign		UF		Non-indexed		TOTAL
							currencies				Ch$

	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-	12-31-
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Avge. annual interest rate	4.02%	2.94%					15.01%	3.00%	6.70%	6.70%

Percent-age in foreign currency (%)	27.56
Percent-age in local currency (%)	72.44

96 | ANNUAL REPORT 2005 MASISA

NOTE 15: BORROWINGS FROM BANKS AT LONG TERM

The loans granted by Masisa Inversiones Limited to the subsidiary Masisa do Brasil Limited, through Banco Itaú BBA S.A., amounting to US$104,523,218.88, evidenced by notes issued by Banco Itaú BBA S.A in favor of Masisa Inversiones Limited, are shown deducted from the corresponding debts of equal amount that the subsidiary Masisa do Brasil Limited has with Banco Itaú BBA S.A., evidenced by “Cédulas de Crédito Bancario - Res.2770” in favor of Banco Itaú BBA S.A., as the documents mentioned for these transactions permit offsetting them with a simple notice to the bank within the period of notice stated in the respective documents.

In addition, and as a result of the above, the interest accrued on the notes and “Cédulas de Crédito Bancario - Res.2770” is shown net in the Statement of income.

On December 20, 2005, a syndicated loan agreement was signed between the subsidiary Masisa Overseas Ltd., as debtor, and Cooperative Central Reiffeisen-Boerenleen-bank S.A. “Rabobank International, New York Branch”, here called “Rabobank”, as agent bank and creditor, for a sum of US$ 110,000,000.

This loan has a term of 6 years and carries the guarantees of the parent Masisa S.A. and its subsidiaries Masisa Ar-gentina S.A. and Masisa do Brasil Ltda.

At the date of issue of these financial statements, these loans have been fully drawn, on the following dates:

January 17, 2006	US$ 22 million
January 19, 2006	US$ 74 million
February 28, 2006	US$14 million

The proceeds are to be used to refinance the Company’s financial debt.

ANNUAL REPORT 2005 MASISA | 97

			Years to maturity						Close of present year		Close of previous year

Tax No.	Bank	Currency or index unit	1 to 2	2 to 3	3 to 5	5 to 10	More than 10		Total long term	Average annual interest rate	Total long term

							Amount	Term

97006000-6	BANCO DE CREDITO E INVERSIONES	Dollars	5,278	5,278	4,167				14,723	Libor 180 + 1,10	20,000
		Euro
		Yen
		UF									2,648
		Non-indexed Ch$
		Other currencies
96658480-7	RABOINVESTMENTS CHILE S.A.	Dollars	2,000	1,500	3,000	6,000			12,500	LIBOR 180+0.90	10,000
		Euro
		Yen			s
		UF
		Non-indexed Ch$
		Other currencies
97030000-7	BANCO DEL ESTADO DE CHILE	Dollars	4,232	4,232					8,464	LIBOR 180+1.1	8,334
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
97023000-9	BANCO CORPBANCA	Dollars	9,193	9,193					18,386	LIBOR 180+1.10	6,500
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
97053000-2	BANCO SECURITY	Dollars	1,164	1,167					2,331	LIBOR 180+1.10	4,434
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
97036000-k	BANCO SANTANDER	Dollars	1,738	1,741					3,479	LIBOR 180 + 1,1	30,666
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
97032000-8	BANCO BBVA	Dollars	1,445	1,445					2,890	LIBOR 180 + 1,1	4,334
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
0-E	DRESDNER BANK LANTINOAMERICA	Dollars									3,000
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
0-E	COMERICA BANK	Dollars	2,143						2,143	LIBOR 180+1.35	6,427
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies

98 | ANNUAL REPORT 2005 MASISA

			Years to maturity						Close of present year		Close of previous year

Tax No.	Bank	Currency or index unit	1 to 2	2 to 3	3 to 5	5 to 10	More than 10		Total long term	Average annual	Total long term
										interest rate

							Amount	Term

0-E	BANCO CHILE NEW YORK	Dollars	4,250						4,250	LIBOR 180+1.25	8,550
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
0-E	THE BANK OF NOVA SCOTIA	Dollars	7,500	6,250					13,750	LIBOR 180+1.15	21,250
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
0-E	CITIBANK N.A.	Dollars								5%	272
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
0-E	RABOBANK NEDERLAND	Dollars	2,860	3,040	5,009	3,060			13,969	LIBOR 180+1	11,250
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
0-E	KREDITANSTALT FUR WIEDERAUFBAU	Dollars	7,130	7,130	12,360				26,620	LIBOR 180+2.20	39,746
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
0-E	WESTDEUTSCHE LANDESBANK	Dollars	2,912	4,082	870				7,864	LIBOR 180+0.45	10,774
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
0-E	BANCO ITAU BBA	Dollars								LIBOR 180+3,9	2,000
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies
0-E	BANCO CORPBANCA VENEZUELA	Dollars								LIBOR 180+1,10
		Euro
		Yen
		UF
		Non-indexed Ch$
		Other currencies	2,077	2,078					4,155	LIBOR 180+1,35

TOTAL			53,922	47,136	25,406	9,06			135,524		190,185

Percentage in foreign currency (%)	0.0300
Percentage in local currency (%)	99.9700

ANNUAL REPORT 2005 MASISA | 99

NOTE 16: PROMISSORY NOTES AND BONDS PAYABLE

The bond obligations are:

a) Bearer bonds issued by the former Terranova S.A., inscribed under No.336 on June 30, 2003 in the Securities Register of the Superintendency of Securities and Insurance.

Characteristics:

The Series A1 bonds consist of 3,000 certificates of UF500 each and the Series A2 bonds of 500 certificates of UF 5,000. Repayments of principal are due on December 15 and June 15, starting in 2005 and finishing in 2009. They accrue compound interest in arrears at 5.00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003.

The Series B bonds consist of 2,000 certificates of UF500 each. Repayments of principal are due on December 15 and June 15, starting in 2009 and finishing in 2024. They accrue compound interest in arrears at 6.00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003.

On December 22, 2005, the holders of the Series A1, A2 an B bonds were notified of their prepayment planned for January 23, 2006. As a result, the Company classified them as Bonds payable – current portion.

The Series C1 bonds consist of 1,000 certificates of US$10,000 each and the Series C2 bonds of 200 certificates of US$100,000. Repayment of principal is due on June 15, 2008. They accrue compound interest in arrears at 5.00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003.

b) Bearer bonds issued by the former Masisa S.A., inscribed under No.355 and 356 on September 30, 2004 in the Securities Register of the Superintendency of Securities and Insurance.

Characteristics:

The Series A bonds consist of 5,000 certificates of UF500 each for a 7-year term and a two-year grace period for the repayment of principal. They accrue compound interest in arrears at 5.00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year. Repayments of principal are due in ten semi-annual payments starting on June 15, 2006.

- This bond is partially covered against dollar exchange risks against the United Foment by swap contracts with Citibank N.A., Agency in Chile, and Morgan Stanley Capital Services Inc. (see Note 26) and has therefore been valued as required by paragraph 11 of Technical Bulletin 57 of the Chilean Institute of Accountants.

The Series B bonds consist of 1,404 certificates of UF500 each for a 21-year term and a seven-year grace period for the repayment of principal. They accrue compound interest in arrears at 6.25% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year. Repayments of principal are due in twenty-eight semi-annual payments starting on June 15, 2011.

100 | ANNUAL REPORT 2005 MASISA

c) Private Placement:

These relate to privately-placed bonds issued by the subsidiary Masisa Overseas Ltd., which were acquired by Ame-rican investment funds and insurance companies.

The principal is repayable at a rate of US$9 million annually, on May 15 each year, with the final maturity in 2008. Interest is payable semi-annually in May and November each year.

On January 12, 2006, the Company issued two new lines of bonds which are inscribed in the Securities Register of the Superintendency of Securities and Insurance under numbers 439 and 440, on November 14 and 15, 2005 respectively. The detail of these is as follows:

1. Bonds of the E Series for UF 2,750,000 were placed against the line No.439, with a 21-year term and 1 year’s grace and an interest rate of 4.79% .

2. Bonds of the D Series for UF 2,000,000 were placed against the line No.440, with a 7-year term and 2 year’s grace and an interest rate of 4.59% .

The proceeds of these placements will be used to pay fi-nancial debts of the Company and/or its subsidiaries.

Also, on January 23, 2006, the Company prepaid the bearer bonds issued by the former Terranova S.A. These were the Series A and B bonds inscribed under No.336 on June 30, 2003 in the Securities Register of the Superintendency of Securities and Insurance.

Bonds (ThUS$)

Inscription numberor identification	Series	Nominal amount out-standing	Index unit	Interest rate	Final maturity	Payment dates		Par value		Placement in
										Chile or abroad

						Interests	Principal	12-31-2005	12-31-2004

Long-term bonds – current portion

336	SERIES A	3,500	U.F.	5		Semi-annual	2005	123,007	15,308	Chile
336	SERIES B	1,000	U.F.	6		Semi-annual	2009	35,160	77	Chile
336	SERIES C	0	USD	5		Semi-annual	2008	62	62	Chile
356	SERIES A	500	U.F.	5		Semi-annual	2006	17,716	160	Chile
355	SERIES B	0	U.F.	6,25		Semi-annual	2011	63	56	Chile
PRIVATE	SERIES B	9,000	USD	8,06		Semi-annual	2006	9,278	9,371	Abroad
PLACE-MENT

Total – current portion								185.286	25,034

Long term bonds
336	SERIES A	0	U.F.	5		Semi-annual	2005	0	108,320	Chile
336	SERIES B	0	U.F.	6		Semi-annual	2009	0	31,068	Chile
336	SERIES C	30,000	USD	5		Semi-annual	2008	30,000	30,000	Chile
356	SERIES A	2,000	U.F.	5		Semi-annual	2006	65,340	76,488	Chile
355	SERIES B	702	U.F.	6,25		Semi-annual	2011	24,621	21,809	Chile
PRIVATE	SERIES B	18,000	USD	8,06		Semi-annual	2008	18,000	27,000	Abroad
PLACE-MENT

Total long term								137,961	294,685

ANNUAL REPORT 2005 MASISA | 101

NOTE 17: ALLOWANCES, PROVISIONS AND WRITE-OFFS

Short-term provisions and write-offs

	2005	2004

	ThUS$	ThUS$

Relating to personnel:
Vacations	5,256	3,705
Bonuses	256	513
Profit sharing	1,010	1,136
Other benefits	1,940	1,121
Other provisions:
Consultancy & services	925	2,857
Major repairs	1,382	970
Import & export expenses	787	1,109
Fees	1,508	1,702
Goods & services receivable	2,003	2,434
Contingent liabilities	1,784	89
Other taxes	3,087	-
Other provisions	1,636	2,274

TOTAL	21,574	17,910

Long-term provisions and write-offs

	2005	2004

	ThUS$	ThUS$

Judicial deposit	397	618
Allowance Proforca	1,000	-
Severance payments	21	13

TOTAL	1,418	631

Allowances shown deducted from their respective assets:

	2005	2004

	ThUS$	ThUS$

Doubtful accounts	5,593	7,717
Inventories	2,887	1,437
Inventory obsolescence	2,489	4,061
Fixed assets	14,353	16,015

TOTAL	25,322	29,230

NOTE 18: SEVERANCE PAYMENTS

The movement in the provision for severance payments is as follows:

	2005	2004

	ThUS$	ThUS$

Balance at January 1	13	163
Provision for the year	8	64
Payments during the year	-	(214)
Balance at December 31	21	13

The charge to income for the year for this concept was ThUS$8 (ThUS$64 in 2004).

102 | ANNUAL REPORT 2005 MASISA

NOTE 19: OTHER LONG-TERM LIABILITIES

The balance at December 31 comprises the following:

	Maturities			Values

	2007	2008	2009	2005	2004

		(thousands of US dollars)

ICMS tax payable at long term	4,660	5,438	3,636	13,734	14,191
Unrealized income from hedging Transactions of existing items	3,588	-	-	3,588	1,527
Market value currency swaps	2,631	-	-	2,631	460
Market value interest rate swaps	12	-	-	12	753

TOTAL	10,891	5,438	3,636	19,965	16,931

NOTE 20: MINORITY INTEREST

The detail of the minority interest recognized by the Company in its liabilities and result, is as follows:

	LIABILITIES		RESULT FOR THE YEAR

	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$

Forestal Tornagaleones S.A,	6,602	44,893	(1,165)	(701)
Forestal Argentina S.A.	35,373	31,182	(1,769)	(418)
Maderas y Sintéticos del Perú S.A.	3	1	(2)	(1)
Corporación Forestal Guayamure C.A.	1,946	1,923	13	14
Invers,Internacionales Terranova S.A.	16,186	23,781	8,613	5,478
Masisa S.A.	-	238,051	-	(19,773)
Masisa Madeiras Ltda.	6	-	-	-

Total	60,116	339,831	5,690	(15,401)

NOTE 21: CHANGES IN SHAREHOLDERS EQUITY

a) Paid capital

The subscribed and paid capital at December 31, 2005 amounts to US$769,834,479, divided into 5,437,018,860 shares of no par value.

- 2005

The extraordinary shareholders’ meeting held on August 29, 2005 resolved to increase the Company’s capital by US$ 150,000,000 through the issue, subscription and payment of 650,000,000 shares of no par value, of the one and same series and with no privileges, of which 387,958,843 shares were subscribed and paid during the year.

Extraordinary shareholders’ meetings of the former Masisa S.A. and the former Terranova S.A. held on April 12 and 13, 2005 respectively approved the merger by absorption of the former Masisa S.A. into the former Terranova S.A.

ANNUAL REPORT 2005 MASISA | 103

The extraordinary shareholders’ meeting of the former Te-rranova S.A. approved modifications to its bylaws, the principal ones being:

- To change the company’s name to Masisa S.A.

- To expand the corporate objects to include those of the former Masisa S.A.

- To increase the capital of the company from ThUS$583,739, divided into 3,918,427,856 shares of no par value, of the one and same series and without any privileges, to ThUS$696.481, divided into 5,049,060,017 shares of no par value, of the one and same series and without any privileges, through the issue of 1,130,632,161 new shares of no par value, of the one and same series and without any privileges, to be issued fully to shareholders of the former Masisa S.A. in the appropriate proportion according to the agreed share exchange.

-2004

On October 31, 2004, the capital was reduced by ThUS$16,828 by force of law, the equivalent of 87,871,054 shares.

On December 26, 2004, the capital was reduced by ThUS$1,550 by force of law, the equivalent of 13,538,394 shares.

Both share reductions relate to the Company’s own shares which it held as a result of the merger of the former Terra-nova S.A. with Forestal Terranova S.A.

b) Earnings distribution

The dividend policy established by Masisa S.A. is to distribute annually to shareholders a sum, to be defined at the ordinary shareholders’ meeting, of no less than 30% and no more than 50% of the consolidated net income for each year, without the payment of interim dividends.

The following shows the dividends per share that the shareholders’ meeting agreed to during 2005, shown in dollars at the date of payment:

Paid by:

Dividend		Month paid	Dividend per share US$	No. of third party shares

Antigua Masisa S.A.:

Eventual	Year 2004 No.36	May-2005	0.026894326	441,653,188
Additional	Year 2004 No.35	May-2005	0.031263070	441,653,188
Final	Year 2004 No.34	Apr-2005	0.013398459	441,653,188

Former Terranova S.A:

Additional	Year 2004 No.10	Apr-2005	0.001141276	3,918,427,856
Final	Year 2004 No.10	Apr-2005	0.004092497	3,918,427,856

104 | ANNUAL REPORT 2005 MASISA

c) Other Reserves comprises the following:

Forest Reserve:

The forest reserve amounts to ThUS$174,848 (ThUS$130,156 in 2004), corresponding to the difference between the appraisal value of the forest plantations and their respective historic cost, which includes the real cost of financing. The forest reserve is shown net of deferred tax, in accordance with Technical Bulletins 60 and 69 of the Chilean Institute of Accountants.

Other Reserves:

Other reserves arose from the translation to US dollars of the equity of certain subsidiary and associate companies that maintain or maintained their accounts in Chilean pesos, amounting to ThUS$17,028 (ThUS$7,613 negative in 2004), for the constitution of a Legal reserve in foreign subsidiaries of ThUS$100 (ThUS$100 in 2004)and the costs of the issue and placement of shares related to the last capital increase of ThUS$3,613 (nil in 2004) are shown deducted from Shareholder’s equity.

d) Own-issued shares

The following was taken into account in quantifying the number of shares in the table 21 “Acquisition and holding of own shares”:

- For rights to withdraw: the 2,121,766 shares of the former Masisa S.A. bought from shareholders who exercised their right to withdraw was multiplied by the exchange factor of 2.56, resulting in the sum of 5,431,721 shares.

CHANGES IN SHAREHOLDERS’ EQUITY (ThUS$)

	12-31-2005

Movement	Paid capital	Restatement of capital reserve	Share premium	Other reserves	Reserve for future dividends	Retained earnings	Interim dividends	Development period deficit	Result for the year

Opening balance	583,739	0	0	122,643	0	14,979	0	0	56,778
Distribution previous year’s results	0	0	0	0	26,425	30,353	0	0	-56,778
Final dividend previous year	0	0	0	0	-38,304	-13,807	0	0	0
Capital increase	73,353	0	0	0	0	0	0	0	0
Capitalization reserves &/or earnings	0	0	0	0	0	0	0	0	0
Accumulated development period deficit	0	0	0	0	0	0	0	0	0
Equity effects of merger	112,742	0	0	33,403	63,303	28,603	0	0	0
Forest reserve	0	0	0	32,842	0	0	0	0	0
Reserve for translation adjustment	0	0	0	3,202	0	0	0	0	0
Legal reserve (foreign subsidiaries)	0	0	0	0	0	0	0	0	0
Share issue & placement costs	0	0	0	-3,613	0	0	0	0	0
Capital reduction	0	0	0	0	0	0	0	0	0
Restatement of capital	0	0	0	0	0	0	0	0	0
Result for the year	0	0	0	0	0	0	0	0	26,369

Closing balance	769,834	0	0	188,477	51,424	60,128	0	0	26,369

Restated balances

ANNUAL REPORT 2005 MASISA | 105

(Continuation)

	12-31-2005

Movement	Paid capital	Restatement	Share	Other	Reserve	Retained	Interim	Deficit	Result for
		of capital	premium	reserves	for future	earnings	dividends	Development	the year
		reserve			dividends			period

Opening balance	602,117	0	0	113,551	0	39,122	0	-4,133	-20,010
Distribution previous year’s results	0	0	0	0	0	-24,143	0	4,133	20,010
Final dividend previous year	0	0	0	0	0	0	0	0	0
Capital increase	0	0	0	0	0	0	0	0	0
Capitalization reserves &/or earnings	0	0	0	0	0	0	0	0	0
Accumulated development period deficit	0	0	0	0	0	0	0	0	0
Equity effects of merger	0	0	0	0	0	0	0	0	0
Forest reserve	0	0	0	9,695	0	0	0	0	0
Reserve for translation adjustment	0	0	0	-703	0	0	0	0	0
Legal reserve (foreign subsidiaries)	0	0	0	100	0	0	0	0	0
Share issue & placement costs	0	0	0	0	0	0	0	0	0
Capital reduction	-18,378	0	0	0	0	0	0	0	0
Restatement of capital	0	0	0	0	0	0	0	0	0
Result for the year	0	0	0	0	0	0	0	0	56,778

Closing balance	583,739	0	0	122,643	0	14,979	0	0	56,778

Restated balances	583,739	0	0	122,643	0	14,979	0	0	56,778

NUMBER OF SHARES

Series	No. of shares subscribed	No. of paid shares	No. of shares with voting rights

SOLE	5,437,018,860	5,437,018,860	5,429,746,815

CAPITAL (AMOUNT – ThUS$)

Series S	Capital subscribed	Capital paid

SOLE	769,834	769,834

ACQUISITION AND HOLDING OF OWN SHARES

			Shares repurchased

Reason for share repurchase	Date of share repurchase	No. of shares	Series	Amount
				(ThUS$)

MERGER	07/01/2003	87,871,054	SOLE	16,828
RIGHT TO WITHDRAW	12/26/2003	13,538,394	SOLE	1,550
RIGHT TO WITHDRAW FORMER TERRANOVA S.A.	05/27/2005	12,647,263	SOLE	3,202
RIGHT TO WITHDRAW FORMER MASISA S.A.	05/27/2005	5,431,721	SOLE	1,379

106 | ANNUAL REPORT 2005 MASISA

DISPOSALS OF OR REDUCTIONS IN OWN SHARE PORTFOLIO

Reason	Date	Reduction in portfolio

		No. of shares	Amount (ThUS$)

3: Capital reduction	10/31/2004	87,871,054	16,828
3: Capital reduction	12/26/2004	13,538,394	1,550
2: Rights offering	12/12/2005	10,806,939	2,738

NOTE 22: OTHER NON-OPERATING INCOME AND EXPENSES

The detail of these at December 31, 2005 and 2004 is as follows:

	2005	2004

	ThUS$	MUS$

Other non-operating income:
Rentals of plants, offices & others	110	474
Insurance claim	-	133
Gain on sale of assets, goods & services	2,149	44,648
Others	540	1,010

Total	2,799	46,265

	2005	2004

Other non-operating expenses:	ThUS$	ThUS$

Allowance for unused assets	-	9,190
Temporary plant stoppage expenses	1,019	155
Extraordinary allowance for debtors	-	2,762
Loss on sales of assets, goods & services	996	63
Severance payments	449	2,094
Asset rentals	50	1,376
Depreciation	652	575
Claims expenses	288	-
Taxation advice expenses	-	500
Permits, taxes & fees	962	385
Donations	118	350
Amortization	529	429
Loss on sale of shares	707	-
Provision legal contingencies	470	-
Others	2,249	2,901

Total	8,489	20,780

NOTE 23: EXCHANGE DIFFERENCES (ThUS$)

ASSETS (CHARGES) / CREDITS	Currency	12-31-2005	12-31-2004

CASH & BANKS	ARGENTINE PESO	6	0
CASH & BANKS	CHILEAN PESO	585	803
CASH & BANKS	MEXICAN PESO	108	-312
CASH & BANKS	US DOLLAR	-164	0
CASH & BANKS	REAL	760	423
CASH & BANKS	BOLIVAR	-196	-271
CASH & BANKS	OTHER CURRENCIES	-53	-39
MARKETABLE SECURITIES	BOLIVAR	-44	0
MARKETABLE SECURITIES	CHILEAN PESO	-27	-178
MARKETABLE SECURITIES	REAL	0	-3
BANK BORROWINGS SHORT	CHILEAN PESO	-86	0
TERM
TRADE ACCOUNTS RECEIVABLE	ARGENTINE PESO	8	0
TRADE ACCOUNTS RECEIVABLE	CHILEAN PESO	-158	1,272
TRADE ACCOUNTS RECEIVABLE	MEXICAN PESO	2	43
TRADE ACCOUNTS RECEIVABLE	US DOLLAR	21	0
TRADE ACCOUNTS RECEIVABLE	REAL	1,547	1,930
TRADE ACCOUNTS RECEIVABLE	BOLIVAR	-11	-474
TRADE ACCOUNTS RECEIVABLE	OTHER CURRENCIES	266	298
NOTES RECEIVABLE	CHILEAN PESO	2,507	15
NOTES RECEIVABLE	ARGENTINE PESO	2	0
NOTES RECEIVABLE	US DOLLAR	-104	0
NOTES RECEIVABLE	REAL	53	61
NOTES RECEIVABLE	MEXICAN PESO	1,519	-205
NOTES RECEIVABLE	BOLIVAR	-618	-232
SUNDRY DEBTORS	CHILEAN PESO	511	21
SUNDRY DEBTORS	BOLIVAR	-366	-58
SUNDRY DEBTORS	MEXICAN PESO	0	40
SUNDRY DEBTORS	OTHER CURRENCIES	15	44

ANNUAL REPORT 2005 MASISA | 107

(Continuation)

ASSETS (CHARGES) / CREDITS	Currency	12-31-2005	12-31- 2004

SUNDRY DEBTORS	US DOLLAR	-25	0
SUNDRY DEBTORS	REAL	770	7
INVENTORIES	US DOLLAR	-1	0
INVENTORIES	MEXICAN PESO	4	244
INVENTORIES	REAL	-175	0
INVENTORIES	BOLIVAR	0	-5
RECOVERABLE TAXES	CHILEAN PESO	1,364	1,883
RECOVERABLE TAXES	US DOLLAR	-139	0
RECOVERABLE TAXES	MEXICAN PESO	61	878
RECOVERABLE TAXES	REAL	281	526
RECOVERABLE TAXES	BOLIVAR	-1,713	-2,505
RECOVERABLE TAXES	OTHER CURRENCIES	44	302
RECOVERABLE TAXES	ARGENTINE PESO	11	0
TAXES PAYABLE	MEXICAN PESO	292	0
PREPAID EXPENSES	CHILEAN PESO	40	78
PREPAID EXPENSES	BOLIVAR	-2	-6
PREPAID EXPENSES	REAL	27	203
PREPAID EXPENSES	US DOLLAR	-6	0
OTHER CURRENT ASSETS	CHILEAN PESO	33	729
OTHER CURRENT ASSETS	MEXICAN PESO	-1	142
OTHER CURRENT ASSETS	REAL	77	448
OTHER CURRENT ASSETS	US DOLLAR	-1	0
OTHER CURRENT ASSETS	OTHER CURRENCIES	2	-13
LONG-TERM DEBTORS	CHILEAN PESO	13	16
LONG	US DOLLAR	-2	0
LONG	REAL	245	261
OTHER ASSETS	ARGENTINE PESO	1	0
OTHER ASSETS	CHILEAN PESO	4,926	0
OTHER ASSETS	REAL	0	239
OTHER ASSETS	OTHER CURRENCIES	0	292
Total (Charges) Credits		12,209	6,897

LIABILITIES (CHARGES) /
CREDITS
SHORT-TERM FINANCIAL DEBT	CHILEAN PESO	0	-17

(Continuation)

LIABILITIES (CHARGES) / CREDITS	Currency	12-31-2005	12-31-2004

SHORT-TERM FINANCIAL DEBT	BOLIVAR	0	849
LONG-TERM FINANCIAL DEBT	US DOLLAR	-10	0
LONG-TERM FINANCIAL DEBT	REAL	0	-2,689
LONG-TERM FINANCIAL DEBT	OTHER	0	-324
	CURRENCIES
LONG-TERM FINANCIAL DEBT	CHILEAN PESO	2,382	149
BANK BORROWINGS	CHILEAN PESO	-2,746	0
BANK BORROWINGS	BOLIVAR	1,646	0
BANK BORROWINGS	OTHER	-5	0
	CURRENCIES
BONDS PAYABLE	U.F.	-116	-3,753
DIVIDENDS PAYABLE	CHILEAN PESO	0	-3
ACCOUNTS PAYABLE	ARGENTINE PESO	-4	0
ACCOUNTS PAYABLE	MEXICAN PESO	-491	69
ACCOUNTS PAYABLE	CHILEAN PESO	-19	96
ACCOUNTS PAYABLE	REAL	-1,545	-507
ACCOUNTS PAYABLE	EURO	-80	0
ACCOUNTS PAYABLE	US DOLLAR	-55	0
ACCOUNTS PAYABLE	BOLIVAR	137	436
ACCOUNTS PAYABLE	OTHER	-2	-156
	CURRENCIES
NOTES PAYABLE	CHILEAN PESO	0	-371
NOTES PAYABLE	REAL	20	-308
SUNDRY CREDITORS	CHILEAN PESO	20	-7
SUNDRY CREDITORS	US DOLLAR	-40	0
SUNDRY CREDITORS	CHILEAN PESO	0	81
SUNDRY CREDITORS	REAL	-6	0
SUNDRY CREDITORS	BOLIVAR	141	42
SUNDRY CREDITORS	OTHER	119	0
	CURRENCIES
PROVISIONS	CHILEAN PESO	-96	-149
PROVISIONS	BOLIVAR	115	36
PROVISIONS	REAL	-765	-126
PROVISIONS	MEXICAN PESO	-7	-45
PROVISIONS	US DOLLAR	192	0
WITHHOLDINGS	CHILEAN PESO	0	-2

108 | ANNUAL REPORT 2005 MASISA

(Continuation)

LIABILITIES (CHARGES) / CREDITS	Currency	12-31-2005	12-31-2004

WITHHOLDINGS	BOLIVAR	363	0
WITHHOLDINGS	US DOLLAR	121	0
INCOME TAX	CHILEAN PESO	-211	-83
INCOME TAX	REAL	-37	-205
INCOME TAX	BOLIVAR	0	144
INCOME TAX	OTHER CURRENCIES	-33	-123
TAX PAYABLE	CHILEAN PESO	122	0
TAX PAYABLE	OTHER CURRENCIES	-26	0
TAX PAYABLE	MEXICAN PESO	-17	0
RECOVERABLE TAX	MEXICAN PESO	-38	0
OTHER CURRENT LIABILITIES	CHILEAN PESO	-2,234	-192
OTHER CURRENT LIABILITIES	REAL	203	-515
OTHER CURRENT LIABILITIES	OTHER CURRENCIES	-3	-74
OTHER CURRENT LIABILITIES	MEXICAN PESO	-2	-549
LONG-TERM FINANCIAL DEBT	CHILEAN PESO	5	0
BANK BORROWINGS LONG TERM	BOLIVAR	271	409
BONDS PAYABLE LONG TERM	U.F.	-9,309	-4,014
PROVSIONS LONG TERM	CHILEAN PESO	0	-19
OTHER LONG-TERM FINANCIAL	CHILEAN PESO	-4,383	2,277
DEBT
OTHER LONG-TERM LIABILITIES BOLIVAR		-4,065	0
OTHER LONG-TERM LIABILITIES	CHILEAN PESO	372	0
OTHER LONG-TERM LIABILITIES	US DOLLAR	93	0
OTHER LONG-TERM LIABILITIES REAL		-2,594	-441
Total (Charges) Credits		-22,617	-10,084
(Loss) for exchange differences		-10,408	-3,187

NOTE 24: SHARE AND BOND ISSUE AND PLACEMENT COSTS

Bonds placement

The costs incurred in bond issues are being amortized on a straight-line basis over the term of the obligation and consist of the following items:

	2005	2004
	ThUS$	ThUS$

Stamp taxes	4,145	3,940
Placement fees	112	99
Bond tender fees	322	322
Credit rating advisers	116	111
Registration & inscription charges	22	20
Legal advice	14	12
Printing costs	13	13
Other expenses	88	88

Total expenses	4,832	4,605

Accumulated amortization	(1,744)	(951)

Balance to be amortized	3,088	3,654

These expenses are shown in Current assets as Prepaid expenses for the short-term portion of ThUS$672 (ThUS$634 in 2004) and in Long-term assets as Others for the long-term portion of ThUS$2,416(ThUS$3,020 in 2004).

Share placement

The expenses incurred in the issue and placements of share in 2005 consist of the following items:

2005
ThUS$

Financial advice	2,860
Placement fees	352
Publications	184
Legal advice	149
Printing & other expenses	68

Total expenses	3,613

This amount is shown deducted from Reserves in the Shareholders’ equity.

ANNUAL REPORT 2005 MASISA | 109

NOTE 25: STATEMENT OF CASH FLOWS

The balances at December 31, 2005 and 2004 are as follows:

	2005

	Opening balance	Closing balance
	ThUS$	ThUS$

Cash & banks	13,126	11,987
Time deposits	44,139	82,906
Marketable securities	1,265	2,424
Securities acquired under	-	541
resale agreements

Total	58,530	97,858

	2004

	Opening balance	Closing balance
	ThUS$	ThUS$

Cash & banks	19,609	13,126
Time deposits	3,584	44,139
Marketable securities	302	1,265
Other placements	11,120	-

Total	34,615	58,530

Other income received relates to:

	2005	2004
	ThUS$	ThUS$

Recovery of VAT for exports	19,663	8,466
Customs rebates	1,865	1,570
Income tax refunds	4,353	-
Insurance claims received	84	4,831
Sundry debtors	129	509
Other income	4,907	5,563

Total	31,001	20,939

Other charges or credits to income not representing cash flows relate to:

	2005	2004
	ThUS$	ThUS$

Consumption of own raw	2,837	2,532
materials Argentina
Consumption of own raw	7,278	5,536
materials Brazil
Consumption of own raw	10,335	10,213
materials Chile
Consumption of own raw	4,157	3,805
materials Venezuela
Other income	1,020	723

Total	25,627	22,809

110 | ANNUAL REPORT 2005 MASISA

NOTE 26: DERIVATIVE CONTRACTS

1. The Company has the following swap contracts:

a) Currency swap contracts

	Receivable			Payable

	Currency	Amount	Rate	Currency	Amount	Rate

Banco Citibank N.A.	UF	701,619	4.940	ThUS$	23,277	7.06
Morgan Stanley Capital Services	UF	1,403,237	4.939	ThUS$	46,553	7.09

b) Interest rate hedging contracts:

	Amount	Rate receivable	Rate payable

Santander Chile	ThUS$ 2,125	Libor 180 days	4.50%
Santander Chile	ThUS$ 1,771	Libor 180 days	4.47%
Citibank N.A.	ThUS$ 1,771	Libor 180 days	4.12%
Santander Chile	ThUS$ 1,771	Libor 180 days	4.23%
Citibank N.A.	ThUS$ 1,771	Libor 180 days	4.35%
Citibank N.A.	ThUS$ 4,674	Libor 180 days	4.45%
Citibank N.A.	ThUS$ 5,996	Libor 180 days	4.77%
Santander Chile	ThUS$ 1,416	Libor 180 days	4.73%
Citibank N.A.	ThUS$ 6,122	Libor 180 days	4.99%
Citibank N.A.	ThUS$ 6,000	Libor 180 days	5.22%

c) Investment contract

		Receivable			Payable

	Currency	Amount	Rate	Currency	Amount	Rate

Morgan Stanley Capital Services	ThUS$	20,000	6.20	MXN	229,000	11.75

The Company uses derivative contracts to reduce risks due to currency fluctuations and to fix interest rates. In Sept-ember 2005, the Company sold certain currency contracts with a nominal amount of approximately US$130 million which generated a gain of ThUS$5,135. This gain was booked as non-operating income, deducted from exchange difference losses.

2. On December 14, 2005, the Company concluded a forward contract with Citibank N.A., Agency in Chile. The transaction was for US$70,000,000 and the agreed price was ThCh$36,080,100, with maturity on January 19, 2006.

ANNUAL REPORT 2005 MASISA | 111

DERIVATIVE CONTRACTS(ThUS$)

		DESCRIPTION OF THE CONTRACTS							Protection Value

Derivative	Kind of Contract	Value of the Contract	Term or maturity date	Specific Item	Position Purchase / Sale	Item or transaction hedged		Protection Value	Asset / Liability		Effect in the Result

						Name	Amount		Name	Amount	Realized	No Realized

S	CCPE	0	I-2006	INTEREST RATE	P	DOLLAR LOANS	14,875	2,125	OTHER CURRENT LIABILITIES/	5	-5	0
									LONG TERM
S	CCPE	0	I-2006	INTEREST RATE	C	DOLLAR LOANS	12,396	1,771	OTHER CURRENT LIABILITIES/	4	-4	0
									LONG TERM
S	CCPE	0	I-2006	INTEREST RATE	C	DOLLAR LOANS	12,396	1,771	OTHER CURRENT LIABILITIES/	0	0	0
									LONG TERM
S	CCPE	0	I-2006	INTEREST RATE	C	DOLLAR LOANS	12,396	1,771	OTHER CURRENT LIABILITIES/	2	-2	-0
									LONG TERM
S	CCPE	0	I-2006	INTEREST RATE	C	DOLLAR LOANS	12,396	1,771	OTHER CURRENT LIABILITIES/	3	-3	-0
									LONG TERM
S	CCPE	0	II-2006	INTEREST RATE	C	DOLLAR LOANS	8,180	4,674	OTHER CURRENT LIABILITIES/	6	6	0
									LONG TERM
S	CCPE	0	II-2006	INTEREST RATE	C	DOLLAR LOANS	26,982	5,996	OTHER CURRENT LIABILITIES/	3	-3	0
									LONG TERM
S	CCPE	0	I-2006	INTEREST RATE	C	DOLLAR LOANS	9,914	1,416	OTHER CURRENT LIABILITIES/	5	-5	0
									LONG TERM
S	CCPE	0	II-2006	INTEREST RATE	C	DOLLAR LOANS	11,369	6,122	OTHER CURRENT LIABILITIES/	8	-8	0
									LONG TERM
S	CCPE	0	IV-2010	FOREIGN EXCHANGE	C	BONDS IN UF	23,277	24,607	OTHER LONG TERM ASSETS	738	-577	1,196
S	CCPE	0	IV-2010	FOREIGN EXCHANGE	C	BONDS IN UF	46,553	49,215	OTHER LONG TERM ASSETS	1,611	-1,156	2,392
S	CI	0	IV-2010	FOREIGN EXCHANGE	C	FUTURE FLOWS	20,000	21,582	OTHER LONG TERM ASSETS	2,632	-2,632	0
FR	CI	0	I-2006	FOREIGN EXCHANGE	C	FUTURE FLOWS	70,000	71,955	OTHER CURRENT ASSETS	385	385	0
S	CI	0	IV-2006	INTEREST RATE	C	DOLLAR LOANS	6,000	6,000	OTHER CURRENT LIABILILITIES	30	-30	0

112 | ANNUAL REPORT 2005 MASISA

NOTE 27: CONTINGENCIES AND RESTRICTIONS

The following are the contingencies and commitments outstanding at the end of the year:

a) Covenants.

All the Company’s covenants are being met at the date of these financial statements.

Masisa S.A.

- Domestic issue and placement of bonds

The issue and placement indenture for the bonds made in December 2003 by the former Masisa S.A. on the domestic market, for ThUF 2,500 at 7 years with 2 year’s grace, and for ThUF 702 at 21 years with 7 year’s grace, sets out certain obligations (today assumed by Masisa S A.) and/or its subsidiaries that are normal in this kind of transaction. These include the following:

- Maintenance of insurance cover over the principal assets in line with industry standards;

- Provide the Bond-Holders’ Representative with quarterly and annual unconsolidated and consolidated financial statements of the issuer and its subsidiaries, subject to the standards applicable to open corporations, and copies of credit-rating agency reports;

- Maintenance of the accounting books of the parent and its subsidiaries up-to-date;

- Carry out transactions with subsidiaries on market conditions;

- Prohibition on providing financing to any entity in the business group that is neither the issuer nor any of its subsidiary or associate companies;

- Maintain in its quarterly financial statements, effective from December 31, 2003, a debt ratio (defined as total liabilities to shareholders’ equity) of no higher than 0.9:1, measured on the figures in its unconsolidated and consolidated financial statements.

- On August 6 and 13, 2003, Masisa S.A. (formerly Terra-nova S.A.) placed bonds for ThUF 4,000 at 6 years term with 2 year’s grace, ThUF 1,000 at 21 years with 6 year’s grace and ThUS$ 30,000 for 5 years with a bullet repayment. This placement commits the company to:

- Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly. Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.

- Carry out transactions between related parties on market conditions.

- Maintain minimum forest reserves of 60,000 hectares of radiates pine forest planted in Chile with an average age of over 8 years

- Maintain shareholders’ equity (account 5.24.00.00 of the “FECU”) at over ThUS$ 600,000.

- Maintain a ratio of debt (account 5.21.00.00 plus account 5.22.00.00 of the “FECU”) to shareholders’ equity (account 5.23.00.00 plus 5.24.00.00 of the “FECU”), also known as the leverage, at a consolidated and unconsolidated level of no more than:

i. 0.95:1 between March 31, 2004 and December 31, 2004; and

ii. 0.85:1 between March 31, 2005 and the maturity of the bonds.

Masisa Overseas Ltd.

The Parent company and the subsidiaries Masisa Argenti-na S.A. and Maderas y Sintéticos de México S.A. de C.V. have guaranteed loans granted to the subsidiary Masisa Overseas Ltd. These include compliance with certain obligations that are normal for this kind of transaction, which are set out below. The financial ratios have to be calculated on the basis of the consolidated financial statements of Masisa S.A..

ANNUAL REPORT 2005 MASISA | 113

- Private Placement

Resulting from private loans obtained abroad through the subsidiary Masisa Overseas Ltd., Masisa S.A. is subject to compliance with certain obligations that are normal for this kind of transaction, including the following, as set out in the respective loan agreements: compliance with current legislation; maintenance of insurance cover; maintenance of its properties; compliance with certain financial ratios, including a maximum debt ratio (leverage) of 1:1, a consolidated net tangible equity of no less than ThUS$255,467 and a financial expense ratio of no lower than 1.5:1 (income for the year before financial expenses and taxes to financial expenses); maintenance of a 100% holding in the capital of Masisa Overseas Ltd. and 66.6% holding in Masisa Argen-tina S.A.; prohibition on certain transactions with related parties; extend to the bond-holders any new collateral that Masisa S.A. and/or its subsidiaries grant in favor of third parties to cover new debts or debts existing at the date of the contract, with certain exceptions including those that have to be granted in the normal course of their business to cover the payment terms for new acquisitions and those related to letters of credits, among others.

- Comerica Bank

The loan for US$15 million, which at December 31, 2005 amounts to US$6,429 million, granted by Comerica Bank, sets certain obligations normal for this kind of transaction for the Comapny and/or its subsidiaries. These include the following, as per the terms and conditions of the respective loan agreement: the maintenance of insurance cover for the principal assets in line with industry standards; the maintenance of the accounting books of the parent and its subsidiaries up to date; compliance with prevailing laws and regulations; compliance with and payment of all the obligations under loan agreements; maintenance of the company’s business; prohibition on granting certain collateral over its assets except for those existing at the time of the signing of the agreement and others such as pledges over new assets acquired in the company’s ordinary course of business; carry out transactions with subsidiaries on market conditions; prohibition on merging the company with any other company, liquidating or dissolving it, and selling or renting all or an important part of its assets, properties or businesses, except on the conditions foreseen in the agreement; limits on contracting debt and granting loans, in accordance with the conditions contained in the agreement; maintain a consolidated equity of no less than US$321 million; maintain an financial expenses coverage of no less than 3:1 and maintain a leverage of no more than 1:1.

This loan was fully repaid in January 2006.

- Banco de Chile

The loan of US$15 million granted by Banco de Chile, which amounts to ThUS$8,550 million at December 31, 2005, states that the parent and/or its subsidiaries must meet certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain a leverage of no more than 1:1; maintain a financial expense coverage ratio of no more than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on selling, transferring, disposing of, committing to sell or dispose of in any way its present holdings in its subsidiaries, except on the conditions foreseen in the agreement; prohibition on granting liens on essential assets for its normal business apart from the exceptions set out in the agreement.

This loan was fully repaid in January 2006.

- The Bank of Nova Scotia

The loan of US$25 million granted by The Bank of Nova Sco-tia which at December 31, 2005 amounts to US$17,500 million, in which Scotiabank Sud Americano acted as agent, states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain a leverage of no more than 1:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$700 million; prohibition on selling, transferring, disposing of, committing to sell or dispose of in any way its present holdings in its subsidiaries, except on the conditions foreseen in the agreement; prohibition on gran-

114 | ANNUAL REPORT 2005 MASISA

ting liens on essential assets for its normal business apart from the exceptions set out in the agreement; prohibition on granting credits to its shareholders for transactions outside the normal course of the business.

This loan was fully repaid in January 2006.

Masisa Argentina S.A.

The Parent company has guaranteed loans obtained by the subsidiary Masisa Argentina S.A. These contemplate compliance with certain obligations normal in this type of transaction, as per the terms and conditions of the respective loan agreements. Those related to financial ratios should be calculated on the basis of the consolidated financial statements.

- Rabobank Nederland

The loan of US$12.5 million granted by Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Neder-land) to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; maintain the fixed assets necessary for the company’s ordinary business; comply with applicable laws and regulations; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0.9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement; carry out transactions with related parties at market prices; prohibition on providing financing to any entity in the business group that is neither the borrower nor any of its subsidiary or associate companies.

- Banco de Crédito e Inversiones

The loan of US$12.5 million granted by Banco de Crédito e Inversiones to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0.9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement.

Inversiones Internacionales Terranova S.A.

- The loan agreements signed by Inversiones Internaciona-les Terranova S.A. with the German banks KfW and WestLB imply that Masisa S.A., as guarantor, must comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them. The loan agreement with KfW also commits the Company to comply with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1

Maximum financial debt to cash generation ratio: 5.5:1

Minimum cash generation to financial expense ratio: 2.0:1

Minimum tangible net equity: ThUS$ 500,000

Fibranova C.A., Andinos C.A. and Masisa Madeiras Ltda.

- The syndicated loan agreement signed on February 2, 2001 by the foreign subsidiaries Andinos C.A., Fibranova C.A. and Masisa Madeiras Ltda. (formerly Terranova Bra-sil Ltda.) with the Chilean banks Banco Santander-Chile, Banco del Estado and Banco BBVA, for a total sum of ThUS$ 85,000, provides that Masisa S.A., as guarantor, must comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them.

ANNUAL REPORT 2005 MASISA | 115

The loan agreement also commits the Company to compliance with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1

Maximum financial debt to cash generation ratio: 5.5:1 (2004); 5.0:1 (2005); 4.5:1 (2006); 4.0:1 (2007).

Minimum cash generation to financial expense ratio: 2.5:1 (2004); 2.65:1 (2005); 3.0:1 (2006); 3.25:1 (2007)

Minimum tangible net equity: ThUS$ 700,000

Fibranova C.A. y Andinos C.A.

- The loan agreement signed on February 26, 2004 by the foreign subsidiaries Fibranova C.A. and Andinos C.A., of Venezuela, with the German bank KfW, for a total sum of ThUS$ 19,000, provide that Masisa S.A., as guarantor, must comply with certain obligations referring mainly to not significantly changing its business, maintaining indirect control over both debtors, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them.

Fibranova C.A.

- The syndicated loan agreement signed on April 15, 2002 by the foreign subsidiary Fibranova C.A., in Venezuela, with the Chilean banks Banco Santander-Chile, Banco de Cré-dito e Inversiones, Banco Corpbanca and Banco Security, for the total sum of ThUS$65,000, provides that Masisa S.A., as guarantor, must comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them. The loan agreement also commits the Company to comply with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0.85:1

Maximum financial debt to cash generation ratio: 5.5:1 (2004); 5.0:1 (2005); 4.5:1 (2006); 4.0:1 (2007).

Minimum cash generation to financial expense ratio: 2.5:1 (2004); 2.65:1 (2005); 3.0:1 (2006); 3.25:1 (2007)

Minimum tangible net equity: ThUS$ 700,000

Forestal Argentina S.A.

- On September 2, 2005, Masisa S.A. became a joint and several guarantor in favor of Banco Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) for the loan granted by that bank the same year to the subsidiary Forestal Argentina S.A. This loan was to be used to restructure its financial debt. The loan agreement states that Masisa S.A., as guarantor, should comply with certain obligations normal to this type of transaction. The loan agreement also obliges Masisa.S.A. to comply with the certain financial ratios, on the basis of its consolidated financial statements:

Minimum installed board production capacity: 1,200,000

Maximum debt level: 0.9:1

Minimum interest coverage: 3:1

Minimum forestry asset coverage: 1.5:1

Minimum net tangible equity: ThUS$ 700,000

Forestal Tornagaleones S.A.

- On October 15, 1998, Forestal Tornagaleones S.A. signed a loan agreement with Rabobank Investments Chile S.A. and granted security in the form of a mortgage over land and plantations for the term of the loan. The loan was renewed on August 9, 2005. The book value of the plantations mortgaged at December 31, 2005 is ThUS$22,830 and the land ThUS$5,019.

116 | ANNUAL REPORT 2005 MASISA

b) Deferred customs duties

At December 31, 2005, the Company owed deferred customs duties of ThUS$195 (ThUS$1,160 in 2004). These duties ThUS$ 195 (ThUS$978 in 2004) are not shown as liabilities as it is expected to take advantage of export incentives that provide exemption from the payment of these. The balance is shown in Long-term liabilities.

Expiry	ThUS$

2006	118
2007	72
2008	5

Total	195

c) Insurance cover

The principal insurance cover contracted by the Parent company and its subsidiaries at December 31, 2005 is as follows:

- Plantations of the Chilean subsidiaries: ThUS$315,592.

- Physical assets and inventories of the Chilean subsidiaries: approximately ThUS$247,811 and ThUS$87,496 for fixed costs in the event of plant stoppages.

- Corporate civil liability, including personal accidents and damages to third parties for ThUS$10,000.

- Regarding the Brazilian subsidiaries, cover for plantations of ThUS$ 71,194, physical assets and inventories of ThUS$197,154 and ThUS$54,750 for fixed costs in the event of plant stoppages.

- The companies in Venezuela have contracted cover for their physical assets and inventories for ThUS$236,902 and ThUS$ 22,508 for fixed costs in the event of plant stoppages.

- The companies in Mexico have contracted cover for their physical assets and inventories for ThUS$42,429 and ThUS$9,310 for fixed costs in the event of plant stoppages.

- The companies in Argentina have the following cover: forest plantations ThUS$40,086, physical assets and inventories ThUS$178,015 and ThUS$31,438 for fixed costs in the event of plant stoppages.

- The subsidiary in the USA has cover for its physical assets and inventories ThUS$21,441 and ThUS$3,500 for fixed costs in the event of plant stoppages.

d) Other contingencies

- By Resolution 203 of August 26, 2003, the Internal Tax Service notified the Company that it is incorrect to recognize in Chile, for determining taxable income for income tax, the results of any of its foreign agencies. According to the information in the hands of the Company, Resolution 203 would affect losses for which the Company has booked US$39.2 million for deferred tax, recoverable taxes and not-yet-used tax losses.

The Company has appealed against the terms of Resolution 203 in accordance with the procedure set out in clause 123 onward of the Tax Code. Based on the information in the Company’s possession, the opinion of its legal advisers and administrative jurisprudence of the Internal Tax Service, which affects the terms of Resolution 203, it is believed that the probability is remote that the definitive sentence in the appeal process would unfavorably affect the concept of deferred tax, recoverable taxes and tax losses of U$39.2 million booked by the Company.

e) Sale of Shares and Shareholders Agreement

- On the constitution of the indirect subsidiary Oxinova C.A. in Venezuela, the subsidiary Inversiones Internaciona-les Terranova S.A. signed a shareholders agreement with the company Oxiquim S.A., mainly referring to restricting the sale of shares, not granting pledges or any lien over any shares held and maintaining control of Fibranova C.A., either directly or through Masisa S.A.

ANNUAL REPORT 2005 MASISA | 117

- The Chilean subsidiary Inversiones Internacionales Te-rranova S.A., on May 23, 2002, signed a shareholders’ agreement with the autonomous state entity, Corporación Venezolana de Guayana (CVG), to regulate the principles, rights and obligations of the parties in a Venezuelan corporation to be formed for the construction, management and operation of a river port on the north bank of the Orinoco River, Macapaima, Venezuela.

For various reasons, the constitution of this company has still not been completed at the close of these financial statements.

f) Timber purchase contract

At the end of the year, the subsidiary Terranova de Vene-zuela S.A. (TDVSA) has a timber purchase contract covering Caribbean pine wood, signed in May 1997. The plantation subject to the contract covers a total of 59,000 hectares in the State of Monagas, Venezuela, comprising two areas of 30,000 and 29,000 hectares each. The exploitation period for these forest plantations is 30 years and the reserves not used will be returned to CVG Proforca C.A

The contract includes the following conditions:

1. The plots of land where the plantations are located are owned by CVG Proforca C.A. and form no part of the sale.

2. The procedures, obtaining and related costs of future permits required shall be for the account of TDVSA.

3. CVG Proforca C.A. should indemnify TDVSA in all cases where the latter incurs expenses and costs for non-compliance by CVG Proforca C.A. as the owner, possessor and operator of these resources.

4. TDVSA should comply with the rules for environmental protection, fire prevention, industrial hygiene and safety, the harvesting of standing timber and maintenance of roadways and infrastructure, as well as analyze risks to avoid fires and prepare an operating plan to combat fires.

5. TDVSA should contract insurance cover for third-party costs, the beneficiary being CVG Proforca C.A

g) Uverito sawmill rental agreement

In May 1997, the subsidiary Terranova de Venezuela S.A. (TDVSA) signed a sawmill rental agreement with CVG Pro-forca C.A. against the sole payment of ThUS$ 10,000, for a term of 15 years from 1997. It has to comply with the following conditions during the term of the agreement:

1. Maintain and repair the equipment for its proper functioning shall be for the account of TDVSA.

2. Improvements shall belong to TDVSA and may be withdrawn by it provided this causes no damage to the assets rented.

3. The cost of electricity, water, telephone and other services for the commercial operation shall be for the account of TDVSA.

4. Property taxes shall be for the account of CVG Proforca C.A. and those relating to the operation for the account of TDVSA.

5. Effective January 1998, the equipment should be insured against all risks, with the beneficiary being CVG Pro-forca C.A.

h) Usufruct agreement over 30,000 hectares

In May 1997, the subsidiary Terranova de Venezuela S.A. (TDVSA) signed an agreement with CVG Proforca C.A. whereby the latter granted the water rights over a plot of land of 30,000 hectares, being one of the two plots referred to in the timber purchase contract.

The term of the contract is 30 years, but the usage rights shall cease once TDVSA has exploited all the forest resources following the twentieth year. In consideration, TDVSA shall transfer to CVG Proforca C.A. the ownership of forest plantations planted at its expense, which shall be aged at least 10 years, in an area of no less than 7,500 hectares and with no fewer than 400 plants per hectare of the Cari-bbean pine species.

118 | ANNUAL REPORT 2005 MASISA

TDVSA has also committed to:

- Reforest at its cost and for its benefit (except for the consideration to CVG Proforca C.A. referred to above) the portions of the property that have been harvested by TDVSA during the first twenty years of this agreement.

- Provide a performance bond for the obligations assumed under this agreement in favor of CVG Proforca C.A. for an amount of ThUS$ 300.

i) Annual sales contract with CVG PROFORCA C.A

During April 2000, Terranova de Venezuela, S.A. (TDVSA) signed an annual sales contract with CVG Proforca C.A. for 400,000 m3 SSC of commercial Caribbean pine timber. The contract includes 236,000 m3 SSC from the bilateral cancellation of the contract signed on 05/29/1992 between CVG Proforca C.A. and Coforven S.A., which contemplated the harvesting of that volume.

In addition, for the purposes of the disposal of the commercial timber, CVG Proforca C.A. and TDVSA agreed to set unit prices for thick and thin timber for the year 2000, to be indexed annually according to changes in the Consumer Price Index (CPI) of the United States of America during the preceding year.

INDIRECT GUARANTEES (ThUS$)

Creditor	Debtor		Type of	Assets affected		Balance outstanding at end of the year				Guarantees release

			guarantee
	Name	Relationship		Type	Book	12-2005	12-2004	12-2006	Assets	12-2007	Assets	12-2008	Assets
					Value

BANCO SANTANDER LONDON	OXINOVA C.A.	ASSOCIATE	GUARANTEE	EQUITY	0	0	858	-	-	-	-	0	-
BANCO DE CHILE	OXINOVA C.A.	ASSOCIATE	GUARANTEE	EQUITY	4,900	4,900	4,900	10,000	-	-	-	0	-

NOTE 28: GUARANTEES RECEIVED FFOM THIRD PARTIES

At the close of these financial statements and to guarantee the payment and compliance of customer obligations related to business operations, guarantees have been received for ThUS$3,542 (ThUS$5,732 in 2004), consisting of pledges, mortgages, credit insurance policy endorsements, special mandates and personal guarantees.

ANNUAL REPORT 2005 MASISA | 119

NOTE 29: LOCAL AND FOREIGN CURRENCIES

ASSETS (ThUS$)

		Amount	Amount
Account	Currency	12-31-2005	12-31-2004

Current assets

CASH & BANKS	CHILEAN PESO	654	887
CASH & BANKS	EURO	26	0
CASH & BANKS	US DOLLAR	2,232	3,996
CASH & BANKS	ARGENTINE PESO	182	366
CASH & BANKS	BRAZILIAN REAL	2,945	2,828
CASH & BANKS	MEXICAN PESO	1,947	1,937
CASH & BANKS	BOLIVARES	3,752	2,025
CASH & BANKS	OTHER CURRENCIES	249	1,087
TIME DEPOSITS	US DOLLAR	69,694	43,586
TIME DEPOSITS	BOLIVARES	2,073	553
TIME DEPOSITS	BRAZILIAN REAL	11,139	0
MARKETABLE SECURITIES	CHILEAN PESO	2,229	90
MARKETABLE SECURITIES	OTHER CURRENCIES	195	1,175
TRADE ACCOUNTS RECEIVABLE	CHILEAN PESO	23,561	17,662
TRADE ACCOUNTS RECEIVABLE	EURO	46	0
TRADE ACCOUNTS RECEIVABLE	US DOLLAR	32,529	42,828
TRADE ACCOUNTS RECEIVABLE	ARGENTINE PESO	2,689	2,628
TRADE ACCOUNTS RECEIVABLE	BRAZILIAN REAL	16,818	14,284
TRADE ACCOUNTS RECEIVABLE	BOLIVARES	5,534	892
TRADE ACCOUNTS RECEIVABLE	OTHER CURRENCIES	3,441	7,154
TRADE ACCOUNTS RECEIVABLE	MEXICAN PESO	15,454	24,005
NOTES RECEIVABLE	CHILEAN PESO	5,166	3,262
NOTES RECEIVABLE	US DOLLAR	2,856	616
NOTES RECEIVABLE	ARGENTINE PESO	2,934	2,242
NOTES RECEIVABLE	OTHER CURRENCIES	4	1,478
NOTES RECEIVABLE	BRAZILIAN REAL	7	0
NOTES RECEIVABLE	MEXICAN PESO	2,198	1,173
SUNDRY DEBTORS	EURO	288	0
SUNDRY DEBTORS	US DOLLAR	4,938	8,959
SUNDRY DEBTORS	BOLIVARES	3,082	1,780
SUNDRY DEBTORS	CHILEAN PESO	4,594	5,279
SUNDRY DEBTORS	ARGENTINE PESO	1,070	1,123
SUNDRY DEBTORS	BRAZILIAN REAL	2,452	3,724
SUNDRY DEBTORS	MEXICAN PESO	3,429	4,822

120 | ANNUAL REPORT 2005 MASISA

ASSETS (ThUS$) continuation

		Amount	Amount

Account	Currency	12-31-2005	12-31-2004

SUNDRY DEBTORS	OTHER CURRENCIES	518	601
NOTES & ACCOUNTS RECEIVABLE RELATED COMPANIES	US DOLLAR	5,296	9,290
INVENTORIES	US DOLLAR	222,465	196,445
RECOVERABLE TAXES	CHILEAN PESO	19,908	18,640
RECOVERABLE TAXES	US DOLLAR	3,220	6,541
RECOVERABLE TAXES	ARGENTINE PESO	5,117	5,021
RECOVERABLE TAXES	BRAZILIAN REAL	7,355	3,294
RECOVERABLE TAXES	MEXICAN PESO	3,269	1,320
RECOVERABLE TAXES	BOLIVARES	12,909	13,734
RECOVERABLE TAXES	OTHER CURRENCIES	1,444	1,179
PREPAID EXPENSES	DOLLARS	4,187	4,833
PREPAID EXPENSES	ARGENTINE PESO	188	20
PREPAID EXPENSES	BOLIVARES	279	220
PREPAID EXPENSES	CHILEAN PESO	3,557	4,088
PREPAID EXPENSES	BRAZILIAN REAL	1,582	1,306
PREPAID EXPENSES	MEXICAN PESO	55	8
PREPAID EXPENSES	OTHER CURRENCIES	493	0
DEFERRED TAXES	US DOLLAR	2,138	2,656
DEFERRED TAXES	OTHER CURRENCIES	0	17
OTHER CURRENT ASSETS	OTHER CURRENCIES	105	0
OTHER CURRENT ASSETS	CHILEAN PESO	707	0
OTHER CURRENT ASSETS	US DOLLAR	2,086	534
OTHER CURRENT ASSETS	BRAZILIAN REAL	0	40
OTHER CURRENT ASSETS	MEXICAN PESO	2	0

Fixed assets

FIXED ASSETS	US DOLLAR	1,455,997	1,410,209
Other assets
INVESTMENT IN RELATED COMPANIES	US DOLLAR	4,060	3,340
INVESTMENT IN OTHER COMPANIES	CHILEAN PESO	7	7
INVESTMENT IN OTHER COMPANIES	BOLIVARES	40	26
INVESTMENT IN OTHER COMPANIES	US DOLLAR	160	143
GOODWILL	US DOLLAR	1,249	2,040
NEGATIVE GOODWILL	US DOLLAR	-53,460	-44,959
LONG-TERM DEBTORS	US DOLLAR	1,017	3,983
LONG-TERM DEBTORS	CHILEAN PESO	2,783	1,005

ANNUAL REPORT 2005 MASISA | 121

ASSETS (ThUS$) continuation

		Amount	Amount

Account	Currency	12-31-2005	12-31-2004

LONG-TERM DEBTORS	ARGENTINE PESO	0	134
LONG-TERM DEBTORS	BRAZILIAN REAL	1,101	657
NOTES & ACCOUNTS RECEIVABLE RELATED COMPANIES	US DOLLAR	0	597
INTANGIBLE ASSETS	US DOLLAR	122	122
AMORTIZATION (LESS)	US DOLLAR	-22	-18
OTHERS	CHILEAN PESO	8,370	9,153
OTHERS	ARGENTINE PESO	45	142
OTHERS	DOLLARS	16,044	25,299
OTHERS	BRAZILIAN REAL	1,008	520
OTHERS	MEXICAN PESO	113	387

Total Assets

	CHILEAN PESO	71,536	60,073

	EURO	360	0

	US DOLLAR	1,776,808	1,721,040

	ARGENTINE PESO	12,225	11,676

	BRAZILIAN REAL	44,407	26,653

	MEXICAN PESO	26,467	33,652

	BOLIVARES	27,669	19,230

	OTHER CURRENCIES	6,449	12,691

122 | ANNUAL REPORT 2005 MASISA

CURRENT LIABILITIES (ThUS$)

ACCOUNT	Currency	Up to 90 days				90 days to 1 year

		12-31-2005		12-31-2004		12-31-2005		12-31-2004

		Amount	Avg.	Amount	Avg.	Amount	Avg.	Amount	Avg.
			annual		annual		annual		annual
			interest		interest		interest		interest
			rate		rate		rate		rate

BORROWINGS FROM BANKS-SHORT TERM	CHILEAN PESO	16
BORROWINGS FROM BANKS-SHORT TERM	US DOLLAR	58,655	4.02%	8,632	3.30%	10,732	4.02%	19,251	3.30%
BORROWINGS FROM BANKS-SHORT TERM	BRAZILIAN REAL			14,808	5.19%			4,594	5.19%
BORROWINGS FROM BANKS-SHORT TERM	BOLIVARES					45,718	14.50%
BORROWINGS FROM BANKS-SHORT TERM	MEXICAN PESO							1,506	4.71%
BORROWINGS FROM BANKS-CURRENT PORTION L/T	U.F.	1,562	6.70%			1,494	6.70%	1,414	6,70%
BORROWINGS FROM BANKS-CURRENT PORTION L/T	US DOLLAR	9,372	3.83%	3,503	3.30%	59,715	3.83%	57,764	3.30%
BORROWINGS FROM BANKS-CURRENT PORTION L/T	BOLIVARES					3,889	17.25%
BORROWINGS FROM BANKS-CURRENT PORTION L/T	OTHER CURRENCIES			16	3.00%
BONDS PAYABLE CURRENT PORTION	U.F.					175,946	5.20%	15,601	5.00%
BONDS PAYABLE CURRENT PORTION	US DOLLAR					9,340	8.05%	9,433	5.00%
CURRENT PORTION LONG TERM LIABILITIES	US DOLLAR	1		22				89
DIVIDENDS PAYABLE	CHILEAN PESO	323		242
ACCOUNTS PAYABLE	CHILEAN PESO	21,461		18,745
ACCOUNTS PAYABLE	US DOLLAR	17,337		16,443
ACCOUNTS PAYABLE	CHILEAN PESO	1,300		3,187
	ARGENTIN
ACCOUNTS PAYABLE	BRAZILIAN REAL	5,965		2,142
ACCOUNTS PAYABLE	BOLIVARES	1,595		3,064
ACCOUNTS PAYABLE	MEXICAN PESO	3,193		9,059
ACCOUNTS PAYABLE	EURO	167
ACCOUNTS PAYABLE	OTHER	1,423		2,480
	CURRENCIES
NOTES PAYABLE	CHILEAN PESO	6
NOTES PAYABLE	ARGENTINE PESO	875		557
SUNDRY CREDITORS	CHILEAN PESO	36		90
SUNDRY CREDITORS	US DOLLAR	1,250		2,346				3
SUNDRY CREDITORS	ARGENTINE PESO	57		168

ANNUAL REPORT 2005 MASISA | 123

CURRENT LIABILITIES (ThUS$) continuation

ACCOUNT	Currency	Up to 90 days				90 days to 1 year

		12-31-2005		12-31-2004		12-31-2005		12-31-2004

		Amount	Avg.	Amount	Avg.	Amount	Avg.	Amount	Avg.
			annual		annual		annual		annual
			interest		interest		interest		interest
			rate		rate		rate		rate

SUNDRY CREDITORS	MEXICAN PESO	19
SUNDRY CREDITORS	OTHER	44		33
	CURRENCIES
NOTES & ACCOUNTS PAYABLE RELATED	DOLARES	417		5,830		3,033
COMPANIES
PROVISIONS	CHILEAN PESO	4,726		5,126
PROVISIONS	US DOLLAR	5,341		6,508		1,068		1,761
PROVISIONS	ARGENTINE PESO	4,102		751				116
PROVISIONS	BOLIVARES	1,634		1,615
PROVISIONS	BRAZILIAN REAL	3,011		951
PROVISIONS	PESOS MEXICANO	1,589		853
PROVISIONS	OTHER	103		229
	CURRENCIES
WITHHOLDINGS	CHILEAN PESO	2,412		1,139
WITHHOLDINGS	US DOLLAR	816		781		21		147
WITHHOLDINGS	BOLIVARES	1,148		1,064
WITHHOLDINGS	ARGENTINE PESO	748		589
WITHHOLDINGS	BRAZILIAN REAL	5,029		1,024
WITHHOLDINGS	MEXICAN PESO	1,104		1,755
WITHHOLDINGS	OTHER	46		10
	CURRENCIES
INCOME TAX	CHILEAN PESO					1,227		1,405
INCOME TAX	DOLARES					461		274
INCOME TAX	ARGENTINE PESO					3,493
INCOME TAX	BOLIVARES	148						596
INCOME TAX	MEXICAN PESO	286				946
INCOME TAX	OTHER	894		1,389				1,444
	CURRENCIES
UNEARNED INCOME	CHILEAN PESO	16		670
UNEARNED INCOME	US DOLLAR			710
UNEARNED INCOME	ARGENTINE PESO	175		396
UNEARNED INCOME	BRAZILIAN REAL			445
UNEARNED INCOME	MEXICAN PESO	40		72
UNEARNED INCOME	OTHER			254
	CURRENCIES
OTHER CURRENT LIABILITIES	CHILEAN PESO			8
OTHER CURRENT LIABILITIES	ARGENTINE PESO	97
OTHER CURRENT LIABILITIES	PESOS MEXICANO	145

124 | ANNUAL REPORT 2005 MASISA

CURRENT LIABILITIES (ThUS$) continuation

ACCOUNT	Currency	Up to 90 days				90 days to 1 year

		12-31-2005		12-31-2004		12-31-2005		12-31-2004

		Amount	Avg.	Amount	Avg.	Amount	Avg.	Amount	Avg.
			annual		annual		annual		annual
			interest		interest		interest		interest
			rate		rate		rate		rate

OTHER CURRENT LIABILITIES

	CHILEAN PESO	28,996		26,020		1,227		1,405

	US DOLLAR	93,189		44,775		84.370		88,722

	BRAZILIAN REAL	14,005		19,370		0		4,594

	BOLIVARES	4,525		5,743		49,607		596

	MEXICAN PESO	6,376		11,739		946		1,506

	U.F.	1,562		0		177,440		17,015

	OTHER	2,510		4,411		0		1,444
	CURRENCIES

	ARGENTINE PESO	7,354		5,648		3,493		116

	EURO	167		0		0		0

LONG-TERM LIABILITIES 12-31-2005 (ThUS$)

ACCOUNT	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

		Amount	Avg.	Amount	Avg.	Amount	Avg.	Amount.	Avg.
			annual		annual		annual		annual
			interest		interest		interest		interest
			rate		ratel		rate		rate

BORROWINGS FROM BANKS LONG TERM	DOLLARS	95,934	3.83%	26,378	3.83%	9,060	3.83%
BORROWINGS FROM BANKS LONG TERM	BOLIVARES	4,152	17.25%
BONDS PAYABLE	U.F.	32,668	5.24%	32,672	5.24%	8,793	5.24%	15,828	5.24%
BONDS PAYABLE	DOLLARS	48,000	5.00%
SUNDRY CREDITORS	CHILEAN PESO	28
SUNDRY CREDITORS	DOLLARS	216
PROVISIONS	CHILEAN PESO	4				21
PROVISIONS	DOLLARS							1,000
PROVISIONS	REAL	393
DEFERRED TAXES	DOLLARS					457		38,237
OTHER L/T LIABILITIES	CHILEAN PESO	1,682		633		316
OTHER L/T LIABILITIES	REAL	10,097		3,637
OTHER L/T LIABILITIES	DOLLARS	3,600

TOTAL LONG-TERM LIABILITIES

	DOLLARS	147,750		26,378		9.517		39,237

	BOLIVARES	4,152		0		0		0

	U.F.	32,668		32,672		8,793		15,828

	CHILEAN PESO	1,714		633		337		0

	REAL	10,49		3,637		0		0

ANNUAL REPORT 2005 MASISA | 125

LONG-TERM LIABILITIES 12-31-2004 (ThUS$)

ACCOUNT	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

		Amount	Avg.	Amount	Avg.	Amount	Avg.	Amount	Avg.
			annual		annual		annual		annual
			interest		interest		interest		interest
			rate		ratel		rate		rate

BORROWINGS FROM BANKS LONG TERM	U.F.	2,648	6.70%
BORROWINGS FROM BANKS LONG TERM	DOLLARS	124,078	3.30%	54,479	3.30%	8,980	3.30%
BONDS PAYABLE	U.F.	62,135	5.00%	62,135	5.00%	99,433	5.53%	13,982	6.11%
BONDS PAYABLE	DOLLARS	18,000	8.06%	39,000	6.15%
SUNDRY CREDITORS	CHILEAN PESO	119
SUNDRY CREDITORS	DOLLARS	238
PROVISIONS	CHILEAN PESO	13
PROVISIONS	REAL	618
OTHER L/T LIABILITIES	DOLLARS	2,740
OTHER L/T LIABILITIES	REAL	9,071		5,120
INCOME TAXES	DOLLARS							31,152

TOTAL LONG-TERM LIABILITIES

	U.F.	64,783		62,135		99,433		13,982

	DOLLARS	145,056		93,479		8,980		31,152

	CHILEAN PESO	132		0		0		0

	REAL	9,689		5,120		0		0

NOTE 30: SANCTIONS

Neither the Company nor its directors or managers have received sanctions during 2005 from the Superintendency of Securities and Insurance or other administrative authorities.

NOTE 31: SUBSEQUENT EVENTS

-On January 5, 2006, the preemptive rights option period closed for the subscription of shares issued as part of the capital increase made in December 2005. 619,627,070 shares were finally placed for an amount of approximately US$117.5 million.

On the dame day, the preemptive rights option period closed for the subscription of own-issued shares. 13,545,374 shares were placed for an amount of approximately US$2.6 million.

-An extraordinary board meeting held on January 11, 2006, resolved the following:

1.- To call a bond-holders’ meeting for the month of March 2006 to submit for their consideration the following modifications to the bond issue indenture inscribed in the Securities Register of the Superintendency under number 440, on November 15, 2005, under which the Series D bonds were issued to be placed on January 12, 2006.

126 | ANNUAL REPORT 2005 MASISA

a) Modify No.14 of clause 4a., replacing its third paragraph with the following:

“The bonds shall be redeemed, except for the Series D bonds corresponding to the first issue under the Line which shall be governed in this respect by the provisions of No.8 of clause 7a. of this indenture, at a value equivalent to the outstanding balance of principal plus accrued interest for the period between the day following the maturity of the last interest payment made and the date set for the redemption”.

b) Modify No.8 of clause 7a. of the indenture:

“Eight/Redemption in advance.- The bonds of the Series D may be redeemed as from April 15, 2008 in the form set out in No.14 of clause a of this instrument. These bonds shall be redeemed at a value equivalent to the present value of the future bond cash flows corresponding to the outstanding balance of principal and interest, discounted at a rate of 4.0% per annum, compounded, calculated on equal semi-annual periods of 180 days”.

2.- Call a bond-holders’ meeting to be held on the same date as that status in No.1 above, to approve the following modifications of the bond issue indenture inscribed in the Securities Register of the Superintendency under number 439, on November 14, 2005, under which the Series E bonds were issued to be placed on January 12, 2006.

a) Modify No.14 of clause 4a., replacing its third paragraph with the following:

“The bonds shall be redeemed, except for the Series E bonds corresponding to the first issue under the Line which shall be governed in this respect by the provisions of No.8 of clause 7a. of this indenture, at a value equivalent to the outstanding balance of principal plus accrued interest for the period between the day following the maturity of the last interest payment made and the date set for the redemption”.

b) Modify No.8 of clause 7a. of the indenture for the issue for the Series E bonds, replacing its as follows:

“Eight/Redemption in advance.- The bonds of the Series E may be redeemed as from April 15, 2008 in the form set out in No.4a, No.18 of this instrument. These bonds shall be redeemed at a value equivalent to the present value of the future bond cash flows corresponding to the outstanding balance of principal and interest, discounted at a rate of 4.4% per annum, compounded, calculated on equal semi-annual periods of 180 days”.

On January 12, 2006, the Chief Executive Officer reported as material information that, with respect to the two lines of bonds inscribed in the Securities Register of the Superintendency under numbers 439 and 440, on November 14 and 15, 2005, respectively:

1.- Against Line No.439, bonds were placed for UF 2,750,000 of the Series E, with a term of 21 years with 1 year’s grace and an interest rate of 4.79% per annum.

2.- Against Line No.440, bonds were placed for UF 2,000,000 of the Series D, with a term of 7 years with 2 year’s grace and an interest rate of 4.59% per annum.

The proceeds of these placements will be used to repay financial debt of the Company and/or its subsidiaries. In fact, the Series A and B bonds issued by the former Terranova S.A. were prepaid on January 23, 2006 for a total amount of UF 4,500,000.

The Company is unaware of any other subsequent significant events occurring between December 31, 2005 and the date of issue of these financial statements that might affect the financial position of the Company.

ANNUAL REPORT 2005 MASISA | 127

NOTE 32: THE ENVIRONMENT

The Company’s environmental policy is managed from the following two perspectives:

1. – Legal aspect:

This includes everything related to requests for permits, authorizations and certificated related to the environment and the correction of aspects that might be outstanding.

2. – Environmental management and eco-efficiency:

In the belief that every process can be improved through responsible and proper environmental management, the Company has been concerned to evaluate and develop projects that provide cost savings, reductions in losses in the processes for achieving an efficient use of resources and, finally, the introduction of certified environmental management systems in line with international standards.

The Company has committed to and made investments in the operative areas associated with the environmental management system. The amounts invested by the Company and subsidies are:

Company	Budget	Invested	Invested
	ThUS$	Accumulated	2005
		ThUS$	ThUS$

Total Masisa Chile	4,095	3,818	1,540
Total Terranova	290	2,702	1,250
Venezuela
Total Terranova Brazil	286	138	29
Total Masisa	1,640	866	464
Argentina
Total Masisa Brasil	1,946	1,542	5
Total Masisa Mexico	996	986	1
Total Forestal	80	155	121
Argentina
Total Forestal	638	798	186
Tornagaleones

Global total	9,971	11,005	3,596

128 | ANNUAL REPORT 2005 MASISA

REASONED ANALYSIS

MANAGEMENT ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2005 (thousands of US$)

A. Comparative analysis of the principal trends noted:

	2005	2004
	Jan-Dec	Jan-Dec
Liquidity Ratios
-------------------
Current Ratio	1.11	2.03
Acid Test	0.03	0.06

The negative change in the current ratio compared to December 2004 is due to the increase in short-term financial debt (transfers from long-term debt), principally resulting from the current portion due on bonds Series A1, A2 and B that were redeemed in December 2005 and prepaid in January 2006. On the other hand, the increase in cash and equivalents explains the improvement in the acid test ratio at December 2005.

	2005	2004
	Jan-Dec	Jan-Dec
Debt Ratios
-----------
Debt Ratio (times)	0.72	0.96
Short-term Debt / Total Debt	58.77%	30.39%
Long-Term Debt / Total Debt	41.23%	69.61%
Financial Expense Coverage (times)	1.80	3.05

The debt ratio is lower than at December 2004 as a result of the capital increase following the merger of Masisa S.A. with Terranova S.A., while the proportion of short-term to total debt increased for the reasons explained in the previous paragraph.

The reduction in the financial expense coverage is basically due to the decline in the result for the year due to, among other things, a gain on the sale of forestry assets in December 2004.

	2005	2004
	Jan-Dec	Jan-Dec
Activity
--------------------
1.Total Assets	1,965,921	1,885,015
Investments during the year
- in Fixed Assets	67,289	42,362
Disposals:
- Sales of Fixed Assets	2,193	77,707
2.Inventory Turnover	2.47	2.35
3.Permanence of Inventories	145.75	153.15
4.Accounts Payable Turnover	11.22	8.38
5.Permanence of Accounts Payable	32.09	42.95
6.Accounts Receivable Turnover	3.71	3.01
7.Permanence of Accounts Receivable	96.96	119.59

Both turnover and permanence showed improvements during the year.

	2005	2004
	Jan-Dec	Jan-Dec
Results Ratios
---------------------
Sales	743,993	651,000
- Domestic Market	683,331	528,988
- External Market	60,662	122,012
Cost of Sales	(549,501)	(461,778)
- Domestic Market	(524,551)	(382,672)
- External Market	(24,950)	(79,106)
Operating Income	81,898	95,117
Financial Expenses	(38,756)	(39,294)
Non-Operating Result	(50,986)	(14,535)
EBITDA	122,285	170,094
Net income after tax	22,981	53,453

The Company’s sales in 2005 amounted to US$744.0 million, an increase of approximately 14.3% over the previous year.

Operating income was US$81.9 million, a decline of 13.9% from the year before.

The non-operating result was -US$51.0 million, which compares negatively with -US$14.5 million in 2004. This is partly explained by exchange differences of -US$10.4 million in 2005, compared to -US$3.2 million the year before. These differences were produced in both years by the effect of changes in the exchange rate on the Company’s debt in UF.

Net income for 2005 was US$ 26.4 million, compared to US$ 56.8 million in 2004. These figures are not directly comparable because of the change in the level of the minority interest brought about by the merger of the old Masisa S.A. and Terranova S.A. in May 2005.

The consumption of own raw material in the two years was as follows:

	2005	2004
	Jan-Dec	Jan-Dec
Consumption of Own Raw Material:
Argentina	2,837	2,532
Brazil	7,278	5,536
Chile	10,335	10,213
Venezuela	4,157	3,805
	--------	-------
TOTAL	24,607	22,086
	========	=======

	2005	2004
	Jan-Dec	Jan-Dec
Profitability
-----------------------
1.Return on Equity	2.85%	7.34%
2.Return on Assets	1.40%	3.04%
3.Return on Operating Assets	4.13%	5.06%
4.Earnings per Share (dollars)	0.0048	0.0145
5.Dividend Yield	2.79%	0.00%

The return on equity shows a slight fall, explained by the greater equity following the Masisa - Terranova merger and a similar net income for both years.

Earnings per share for the two years are not directly comparable because of the changes in the number of shares resulting from the merger on May 31, 2005.

B.- Principal components and analysis of net cash flow

	2005	2004
Jan-Dec Jan-Dec
Net positive flow from operating activities	103.762	49.824
- Collection of trade accounts receivable	879,940	733,997
- Payments to Suppliers and Personnel	(748,178)	(650,495)
- Others	(28,000)	(33,678)
Net cash flow from financing activities	36,610	(86,176)
- Loans drawn	125,121	138,894
- Loans repaid	(82,901)	(211,874)
- Others	(5,610)	(13,196)
Net cash flow from investment activities	(101,044)	60,296
- Sales of fixed assets	2,193	77,707
- Acquisition of fixed assets	(73,166)	(46,065)
- Others	(30,071)	28,654
Net total cash flow for the year	39,328	23,944
Effect of inflation	-	(29)
Opening balance of cash & cash equivalents	58,530	34,615
Closing balance of cash & cash equivalents	97,858	58,530

There was an important increase in the collection of trade accounts receivable, mainly due to increased sales and a reduction in the permanence of receivables. There was also an increase in payments to suppliers caused by the greater activity. Other income received relates to VAT refunds on exports.

C. Book and economic value of the assets and liabilities

The Company’s principal assets are its production plants in Chile, Argentina, Brazil, Venezuela, United States and Mexico, and its forest plantations in Chile, Argentina, Brazil and Venezuela, all of which are valued according to generally accepted accounting principles. Studies regularly made by the Company of the economic value of its production plants show that these cover their book values.

D. Most relevant changes occurring during the year

The Company carries out its business in various markets, principally in Chile, Argentina, Venezuela, Brazil, Mexico and United States. Both the Company’s sales and financial results are therefore exposed to each market’s conditions. The following table shows the distribution of consolidated sales, by end market.

	2005	2004
	Jan-Dec	Jan-Dec
USA	28.0%	29.4%
Chile	16.5%	16.8%
Mexico	15.0%	15.9%
Brazil	14.0%	14.1%
Venezuela	8.3%	6.0%
Argentina	7.6%	6.7%
Others	10.6%	11.1%
	-------	-------
Total	100.0%	100.0%

The table shows that shares of sales have been maintained or slightly declined in the markets of the United States, Chile, Mexico and Brazil, with slight increases in Venezuela and Argentina as a result of the greater activity in those countries.

In recent years, Masisa S.A. has increased the diversification of market risk by expanding its productive and commercial operations to other countries. It now has plants in Chile, Argentina, Brazil, Venezuela, United States and Mexico, plus its own commercial operations in Colombia, Peru and Ecuador, and exports to many countries in the Americas, Asia and Europe. The Company is therefore not exposed to any particular market risk.

The Company also faces potential increased competition or the appearance of new competitors in the boards, wood and forestry products markets. Masisa S.A. believes it has solid positions in each of the markets in which it participates directly which provide it with profitable and growing businesses. But the Company cannot be sure that these conditions will not change in the future through the entry of new competitors or the intensification of competition in its markets. To mitigate these risks, the Company focuses its efforts on actions for maintaining its leadership in costs and a strong distribution chain, constantly improving the supply of products and obtaining brand recognition, among others.

The Company is exposed to foreign exchange rate fluctuations against its functional currency (US dollar) on both its assets and liabilities. Assets and liabilities in non-dollar currencies are mainly due to the Company’s businesses in its domestic markets, domestic sales, investments in assets bought on the local market and local financing. Balances in currencies other than the dollar and/or denominated in a currency other than the functional currency in the years analyzed were as follows:

Summary of assets and liabilities in currency other than the dollar
(expressed in thousands of US dollars)

	2005	2004
	Jan-Dec	Jan-Dec
Assets	189,113	163,975
Liabilities	407,689	471,363
Position (liability)	(218,576)	(307,388)

Based on the market conditions, the Company’s management sets policies for obtaining loans, investing in deposits and marketable securities under resale agreements and the use of derivative instruments. Depending on the amounts, the board also approves these transactions prior to carrying them out. New long-term debt for financing new investments or refinancing existing debt have to be approved by the Company’s board. In the countries where Masisa S.A. operates, the local management can arrange short-term loans for their working capital needs in the ordinary course of business.

E.- Risk Factors

In the ordinary course of its business, the Company is faced by various risks, market, financial and operations, among others.

Financial and exchange rate risks:

The Company’s management sets policies for managing financial risk through the use of derivative instruments like swaps, forwards, options or futures contracts, in order to hedge both exchange and interest rate fluctuation risks.

The Company does not use derivative instruments for speculative purposes.

Operational risk:

Masisa S.A. faces raw material supply risks, especially of chemical resins and wood that are essential elements for making its products. To mitigate this, the Company has long-term agreements with chemical resin suppliers. In addition to the forests and plantations the Company owns directly in Chile, Brazil and Venezuela, it is also the principal shareholder in Forestal Tornagaleones S.A. which has plantations in Chile and Argentina.

It also follows a policy of diversifying its supplies of wood residues to reduce its dependence on individual suppliers.

The Company also faces the risk of damage to its plants, the loss of its warehouses, damages to third parties legal contingencies, commercial and other risks. The Company’s management tries to identify these risks in order to avoid their possible occurrence, reduce their potential adverse effects and/or obtain insurance cover for eventual losses in these circumstances.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2006

Masisa S.A.

By:
/s/ Patricio Reyes
Patricio Reyes
General Counsel